Exhibit 2.1
STOCK PURCHASE AGREEMENT
This Stock Purchase Agreement is entered into on May 25th 2011, between:
(1)	Mr. Titos Vasilopoulos son of Periklis, resident of holder of Passport Number Tax registration number Tax Office: (“Seller A”);

(2)	Mrs. Eirini Vasilopoulou daughter of Titos, resident holder of Passport Number Tax registration number Tax Office: (“Seller B”);

(3)	Mr. Periklis Vasilopoulos son of Titos, resident holder of Passport Number Tax registration number Tax Office: (“Seller C”);

(4)	Mr. Athanasios Vasilopoulos son of Periklis, resident of holder of Passport Number Tax registration number Tax Office: (“Seller D”);

(5)	Mrs. Eirini Vasilopoulou daughter of Athanasios, resident of holder of Passport Number Tax registration number Tax Office: (“Seller E”);

(6)	Mr. Petros Periklis Vasilopoulos son of Athanasios, resident of holder of Passport Number Tax registration number Tax Office: (“Seller F”);

(7)	Mr. Konstantinos Vasilopoulos son of Periklis, resident of holder of Passport Number Tax registration number Tax Office: (“Seller G”);

(8)	Mr. George Vasilopoulos son of Konstantinos resident of holder of Passport Number Tax registration number Tax Office: (“Seller H”);

(9)	Mr. Theodoros Vasilopoulos son of Periklis resident of holder of Passport Number Tax registration number Tax Office: (“Seller I”);

(10)	Mr. Periklis Vasilopoulos son of Theodoros resident of holder of Passport Number Tax registration number Tax Office: (“Seller J” and together with Seller A, Seller B, Seller C, Seller D, Seller E, Seller F, Seller G, Seller H and Seller I, the “Sellers” and each a “Seller”); and

(11)	Watson Pharmaceuticals, Inc. a company organised and existing under the laws of Nevada, USA, with its corporate headquarters at Morris Corporate Center III, 400 Interpace Parkway, Parsippany, NJ 07054, USA (the “Buyer”).
R E C I T A L S
(A)	WHEREAS, the Sellers in aggregate own 2,565,200 ordinary shares of €0.01 each in the capital the Company (as defined below), being the entire issued share capital of the Company, in the proportions listed in Schedule 1.

(B)	WHEREAS, the Company owns the entire issued share capital of Specifar (as defined below), and prior to the date of the Agreement, Specifar has acquired Alet (as defined below), so that Specifar owns the entire issued share capital of Alet.

(C)	WHEREAS, the Buyer (or its Nominee(s)) desires to acquire 100% of the share capital and voting rights of the Company.

(D)	WHEREAS the Buyer desires to purchase, and the Sellers desire to sell, all of the Shares, upon the terms and subject to the conditions set forth in this Agreement.
NOW THEREFORE, in consideration of the mutual promises contained herein and intending to be legally bound, the Parties agree as follows:
1.	DEFINITIONS

1.1	Interpretation

For all purposes of this Agreement, except as otherwise expressly provided:
(a)	the terms defined in this Clause 1 have the meanings ascribed to them herein, and include the plural as well as the singular;

(b)	all accounting terms not otherwise defined herein, when used in connection with the financial statements of any Group Company, shall have the meanings ascribed thereto under the relevant Group Company’s Accounting Standards;

(c)	all references in this Agreement to “Clauses” and “Schedules” are references to Clauses and Schedules to this Agreement, references to “paragraphs” are references to paragraphs of the Schedule in which the reference appears, and references to this Agreement include the Schedules;

(d)	pronouns of either gender or neuter shall include, as appropriate, the other pronoun forms;

(e)	the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Clause, Schedule or other subdivision;

(f)	“subsidiary undertaking” means “subsidiary undertaking” and “parent undertaking” means “parent undertaking” as defined in section 1162 of the Companies Act 2006;

(g)	every reference to a particular Law shall be construed also as a reference to all other Laws made under the Law referred to and to all such Laws as amended, re-enacted, consolidated or replaced or as their application or interpretation is affected by other Laws from time to time and whether before or after Closing provided that, as between the Parties, no such amendment or modification shall apply for the purposes of this Agreement to the extent that it would impose any new or extended obligation, liability or restriction on, or otherwise adversely affect the rights of, any Party;

(h)	references to a Party includes its successors in title, personal representatives and permitted assigns;

(i)	references to a “company” includes any company, corporation or other body corporate wherever and however incorporated or established;

(j)	words introduced by the word “other” shall not be given a restrictive meaning because they are preceded by words referring to a particular class of acts, matters or things;

(k)	general words shall not be given a restrictive meaning because they are followed by words which are particular examples of the acts, matters or things covered by the general words and the words “includes” and “including” shall be construed without limitation;

(l)	the expression “so far as the Sellers are aware” or “to the Sellers’ knowledge” (or any similar expression) are deemed to be given to the best of the knowledge, information and belief of each and any of the Sellers having made due and careful enquiry of the directors, and Senior Employees of each member of the Group; and

(m)	references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court official or any other legal concept or thing shall in respect of any jurisdiction other than England be deemed to include what most nearly approximates in that jurisdiction to the English legal term.
1.2	References to this Agreement include this Agreement as amended or varied in accordance with its terms.

1.3	Definitions

As used in this Agreement and Schedules, the following words shall have the following meanings.

“Accounts” means together: the audited financial statements of Specifar for the financial year ended on the Balance Sheet Date; the audited financial statements of Alet for the financial year ended on the Balance Sheet Date; and the unaudited profit and loss account for the financial year ended on the Balance Sheet Date and the unaudited balance sheet as at the Balance Sheet Date of the Company.

“Accounts Relief” shall have the meaning ascribed to it in the Tax Deed.

“Accounting Standards” means International Financial Reporting Standards in relation to Specifar and Greek Generally Accepted Accounting Principles in relation to Alet.

“Action” means any active or pending action, complaint, petition, investigation, suit, litigation or other proceeding, whether civil, administrative or criminal, in law or in equity, or before any arbitrator or Public Authority.

“Alet” means ALET Pharmaceuticals Industrial and Commercial Societe Anonyme, a company organised under the laws of Greece with its registered office at 26 Aidiniou Str., 12461, Haidari, Athens, Greece.

“Alet Articles of Association” means the Articles of Association of Alet as in effect on the date of this Agreement.

“Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, a specified Person or Persons. For purposes of this Agreement the term “control” means (including with correlative meaning, the terms “controlling,” “controlled by” and “under common control with”), with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the direct or indirect ownership of voting securities, by contract or otherwise, or to participate in the majority of the economic rights of any such Person, whether by way of distribution, dividend, capital return or other form contractual economic entitlement or discretionary trust arrangement.

“Agreed Form” means, in relation to any document, a document in the terms signed or initialled by, or on behalf of, the Buyer and the Sellers’ Representative for identification purposes.

“Agreement” means this Stock Purchase Agreement as amended or supplemented from time to time.

“Approval” means any approval, authorisation, consent, clearance, qualification or registration, or any waiver of any of the foregoing, required to be obtained from, or any notice, statement or other communication required to be filed with or delivered to, any Public Authority or any other Person in order to complete the transactions contemplated by this Agreement.

“Balance Sheet Date” means 31 December 2010.

“Business” means the research, development, manufacturing, marketing and sale of generic and branded generic pharmaceutical formulations.

“Business Day” means any day other than (a) any Saturday or Sunday or (b) any other day on which banks located in Athens, Greece, New York, USA or London, United Kingdom, are closed for the conduct of day to day banking business.

“Buyer’s Group” means the Buyer, its parent undertakings, and any subsidiary undertakings of such parent undertakings from time to time.

“Claim” means any claim by the Buyer:
(a)	under Clause 9.1(a) in respect of a breach of any of the Sellers’ Warranties;

(b)	for an adjustment to the consideration under Schedule 6;

(c)	under the Tax Deed; and/or

(d)	for any other breach of the terms, or amount owing under, this Agreement or which is otherwise due from the Sellers to the Buyer under any provision hereof.
“Closing” means the consummation of the purchase and sale of the Shares, in accordance with Clause 3.

“Closing Accounts” has the meaning given to it in Schedule 6.

“Closing Date” means the date of this Agreement.

“Company” means PAOMAR PLC, a company incorporated under the laws of Cyprus and having its registered seat in Nicosia, Julia House, 3 Themistocles Dervis Street, Cyprus.

“Commencement Date” means the date of this Agreement.

“Company Articles of Association” means the Articles of Association of the Company as in effect on the date of this Agreement.

“Confidentiality Agreement” means the confidentiality agreement entered into between, amongst others, Specifar and the Buyer dated February 9, 2011.

“Continuing Directors” means, in respect of Specifar, Mr. Titos Vasilopoulos son of Periklis and Mr. Periklis Vasilopoulos son of Titos.

“Contract” means any agreement, arrangement, bond, commitment, franchise, indemnity, indenture, instrument, lease, license or understanding, whether or not in writing.

“Connected” in relation to a person, has the meaning given in section 1122(5)-(7) of the United Kingdom Corporation Tax Act 2010.

“Deferred Purchase Price” means the amount determined in accordance with Schedule 3.

“Directors” means the directors of each member of the Group.

“Disclosed” means any fact, matter or event which is described with sufficient specification and particularity in the Disclosure Letter to understand the import thereof.

“Disclosure Documents” means the bundle of documents annexed to the Disclosure Letter an index of which is attached as schedule 1 to the Disclosure Letter.

“Disclosure Letter” means the letter from the Sellers (signed on their behalf by the Sellers’ Representative) to the Buyer, in the Agreed Form, delivered on the date of this Agreement, including the Disclosure Documents.

“E&Y Report” means the report prepared by Ernst & Young relating to Specifar dated 15 April 2011 and sent by or on behalf of the Sellers to the Buyer on 19 April 2011 as updated with a supplemental report dated 11 May 2011 and sent by or on behalf of the Sellers to the Buyer on 11 May 2011.

“Employee” means the individuals employed by any Group Company.

“Encumbrance” means any claim, charge, easement, encumbrance, encroachment, lease, condition, covenant, interest, equity, security interest, lien, option, pledge, mortgage, title retention, preferential right or restriction or encumbrance of any kind (whether on voting, sale, transfer, disposition or otherwise), whether imposed by agreement, law, equity or otherwise.

“Environment” means all or any of the following media (alone or in combination): air (including the air within buildings or other natural or man-made structures whether above or below ground); water (including water under or within land or in drains or sewers); soil and land and any ecological systems and living organisms supported by these media (including, for the avoidance of doubt, man).

“Environmental Consents” means any permits, licences, consents, certificates, registrations, approvals or other authorisations required by or under any Environmental Laws for the operation of the Group’s business or the use of, or any activities or operations carried out at any of the Properties.

“Environmental Law” means all applicable laws (including, for the avoidance of doubt, common law), statutes, regulations, statutory guidance notes and final and binding court and other tribunal decisions of any relevant jurisdiction in force in the relevant jurisdiction at Closing whose purpose is to protect, or prevent pollution of, the Environment or to regulate emissions, discharges, or releases of Hazardous Substances into the Environment, or to regulate the use, treatment, storage, burial, disposal, transport or handling of Hazardous Substances, and all by-laws, codes, regulations, decrees or orders issued or promulgated or approved thereunder or in connection therewith to the extent that the same have force of law at Closing.

“Escrow Agent” means J.P. Morgan Chase Bank, N.A., London branch.

“Escrow Agreement” means the escrow agreement, governed by English law, in the Agreed Form between the Parties and the Escrow Agent relating to the Retention.

“Event” has the meaning ascribed to it in the Tax Deed.

“Exclusivity Letter” means the letter from the Buyer to (and the terms of which were accepted by) the Sellers’ Representative, the Company, Specifar and Alet, dated on or around 19 May 2011.

“Fundamental Warranties” means the Seller Warranties at Clauses 5.1, 5.2, 5.3, 5.4, 5.6, 5.7(a) to 5.7(e) inclusive, and 5.8.

“Group” means the Company and its Subsidiaries and each such person being a “Group Company” or “member of the Group”.

“Hazardous Substances” means any wastes, pollutants, contaminants and any other natural or artificial substance (whether in the form of a solid, liquid, gas or vapour) which is capable of causing harm or damage to the Environment or a nuisance to any person.

“Initial Purchase Price” has the meaning set out in Clause 2.2(a).

“Intellectual Property” means all patents, rights in inventions, supplementary protection certificates, rights in designs, trade marks, service marks, logos, trade and business names and all associated goodwill, rights to sue for passing off or for unfair competition, copyright (including rights in computer software), moral rights and related rights, rights in databases, topography rights, domain names, rights in confidential information and knowledge (including Know-How and trade secrets inventions, secret formulae and processes, market information, and lists of customers and suppliers) and rights protecting goodwill and reputation and all other similar or equivalent rights subsisting now or in the future in any part of the world, in each case whether registered or unregistered and including all applications for, and renewals or extensions of, such rights for their full term related to the Business including rights in pharmaceutical products’ registration dossiers in any jurisdiction, including without limitation any documents necessary and useful for the grant of marketing authorisations and any Investigational Medicinal Product Dossier (“IMPD”), or rights in any Active Substance Master File relating to any generic pharmaceutical product, or equivalent process or application submitted to the European Medicines Agency or any equivalent Public Authority in any country.

“IT Systems” means all computer hardware, including peripherals and ancillary equipment and network and telecommunications equipment, and all computer software, including associated proprietary materials, user manuals and other related documentation used by any of the Group Companies.

“KLC Report” means the legal due diligence report prepared by KLC law firm relating to Specifar dated 31 December 2010 and sent by or on behalf of the Sellers to the Buyer on 22 April 2011.

“Know-how” means all trade secrets (including inventions, rights in research and development, know-how, discoveries, improvements, formulas, compositions, commercially practised processes, technical data, results of clinical studies or research, designs, drawings and specifications.

“Law” means any constitutional provision, statute or other law, rule, regulation, ordinance, Order or other binding action or requirement of any Public Authority.

“Loss” means any cost, damage, disbursement, expense, liability, loss, cost to cure, deficiency, penalty or settlement of any kind or nature, including but not limited to, reasonable legal, accounting and other professional fees and expenses incurred in the assessment, investigation, collection, prosecution and defence of lawsuits, allegations, demands or claims (including, without limitation, demands, allegations, orders or other actions by any Public Authority or any other third party) and amounts paid in settlement, that may be imposed on or otherwise incurred or suffered by the specified person; provided, however, that none of (i) loss of profit on the resale of the Shares; (ii) extraordinary or punitive damages, including but not limited to, loss of revenue or income or loss of business reputation or opportunity; and (iii) any cost, damage, disbursement, expense, liability, loss, cost to cure, deficiency, penalty or settlement of any kind or nature which would not have arisen (or to the extent of any increase, which would not have increased) but for either a change on or after the Closing Date in any Law, or any act or omission requested or approved by the Buyer outside of the ordinary course of Business of any member of the Group, or, save to the extent of any express indemnity or Sellers’ Warranty in this Agreement, any action or omission requested or approved by or on behalf of the Buyer or which is required in order to comply with this Agreement or any other document executed pursuant to it, shall constitute Loss for the purposes of this Agreement. No cost, damage, disbursement, expense, liability, loss, cost to cure, deficiency, penalty or settlement of any kind or nature which is contingent shall constitute Loss unless and until it ceases to be contingent.

“Management Accounts” means the unaudited abbreviated profit and loss account for the three months ended 31 March 2011 and the unaudited balance sheet as at 31 March 2011 of Specifar, and the unaudited profit and loss account for the period ended 31 December 2010 and the unaudited balance sheet as at 31 December 2010 of the Company.

“Material Contract” has the meaning set out in Clause 5.21.

“Medispes” means Medispes Industrial Societe Anonyme of Medicine and Cosmetics, a company organised under the laws of Greece with its registered office at 9 Kanari Str., Athens, Greece.

“Net Debt” has the meaning set out in Schedule 6.

“Net Working Capital” has the meaning set out in Schedule 6.

“New Product” has the meaning given to it in Schedule 3.

“Nominee” means (Watson Pharma Holding S.à r.l., a Luxembourg private limited liability company (société à responsabilité limitée), having its registered office at 46A, avenue J.F. Kennedy, L-1855 Luxembourg, registered with the Luxembourg Register of Commerce and Companies under number B 149.489, and such other person(s), being a member(s), employee(s) or officer(s) of the Buyer’s Group, as the Buyer may nominate to the Sellers’ Representative in writing.

“Order” means any decree, injunction, judgment, order, ruling, assessment or writ.

“Other Employee” means an employee of any Group Company other than a Senior Employee.

“Parties” means the Sellers and the Buyer, each being a “Party”.

“Pension Benefit” means any pension, superannuation, retirement (including on early retirement) incapacity, sickness, disability, accident, healthcare or death benefits (including in the form of a lump sum).

“Personal Data” has the meaning given by Directive 95/46/EEC;

“Permit” means any licence, permit, franchise, certificate of authority, Order, or any waiver of the foregoing, issued or required to be issued by any Public Authority.

“Person” or “person” means an association, a company, an individual, a partnership, an unincorporated association or organisation, a state or agency of a state, a trust or any other entity or organisation, including a Public Authority.

“Public Authority” means any Cypriot, Greek, United Kingdom, United States, European Union or other government or any agency, bureau, board, commission, court, department, official, political subdivision, tribunal, administrative, judicial or legislative body or other instrumentality of any government or quasi-governmental body, whether federal, state or local, and any stock exchange. For the avoidance of doubt, this will include any taxing or other governmental (local or central), state or municipal authority competent to impose a liability for, or to collect, Tax.

“Purchase Price” has the meaning set out in Clause 2.2.

“Registry” means the register of members of the Company kept at the Company’s registered office.

“Relief” shall have the meaning ascribed to it in the Tax Deed.

“Reports” means together the KLC Report and the E&Y Report.

“Representatives” of a Person mean the officers, directors, employees, agents, advisors and representatives of such Person.

“Retention” has the meaning set out in Clause 4.1.

“Sellers’ Group” means Medispes, any other Affiliate of any or all of the Sellers and any person Connected with any or all of the Sellers.

“Sellers’ Representative” means Mr. Periklis Vasilopoulos son of Titos, or, if he should die or become legally incapable, such other Seller as the holders of a majority of the Shares prior to Closing may nominate from time to time.

“Sellers’ Warranties” means the representations and warranties of the Sellers set out in Clause 5.

“Senior Employee” means an employee of any Group Company whose present gross annual remuneration exceeds €100,000, and any Seller who is a director or employee of any Group Company.

“Shares” means the 2,565,200 ordinary registered shares of the Company.

“Specifar” means Specifar Commercial Industrial Pharmaceutical, Chemical and Construction Exploitations Societe Anonyme (ABEE) a company organised under the laws of Greece with its registered office at 1, 28 Octovriou St, 123 51 Ag, Varvara, Athens, Greece.

“Specifar Articles of Association” means the Articles of Association of Specifar as in effect on the date of this Agreement.

“Subsidiary” means, with respect to any Person, any subsidiary undertaking of that Person.

“Tax” “Taxes” and “Taxation” shall have the meanings ascribed to them in the Tax Deed.

“Tax Declaration” means the tax declaration required to be signed by the Sellers and filed with the Tax Office in accordance with article 13 of Greek tax law 2238/1994, as in force from time to time.

“Tax Deed” means the tax deed in the Agreed Form between the Sellers and the Buyer.

“Tax Return” means any return, declaration or statement (including any related accounts or computations) relating to Taxes required to be made to any Public Authority including any schedule or attachment thereto, and including any amendment thereof.

“Tax Warranties” means the warranties and representations contained in Clause 5.18.

“Third Party Guarantees” means any guarantees, indemnities and letters of comfort of any nature given:
(a)	to a third party by any member of the Group in respect of any obligation of any member of the Sellers’ Group; or

(b)	to a third party by a member of the Sellers’ Group in respect of any obligation of any member of the Group.
“Transfer Agreement” means a form of transfer in the form set out in Schedule 5.

“VAT” shall have the meaning ascribed to it in the Tax Deed.

2.	PURCHASE AND SALE; PURCHASE PRICE

2.1	Purchase and Sale of the Shares
(a)	Subject to the terms and conditions of this Agreement and with effect from Closing, each of the Sellers shall sell to the Buyer or its Nominees, free from all Encumbrances and together with all rights now or hereafter attaching thereto (including all dividends and distributions declared, paid or made in respect of the Shares after the date of this Agreement), the entire legal and beneficial interest in the number of Shares set opposite their name in the second column of Schedule 1, and the Buyer shall purchase all such Shares, together comprising the entire issued share capital of the Company.

(b)	On Closing each of the Sellers shall be deemed to have given to the Buyer the same covenants in relation to the sale of such of the Shares as are sold by them as are implied by Part 1 of the Law of Property (Miscellaneous Provisions) Act 1994 where a disposition is expressed to be made with full title guarantee.

(c)	The Buyer shall not be obliged to complete the sale and purchase of any of the Shares unless the sale and purchase of all of the Shares is completed simultaneously.

(d)	Each of the Sellers hereby waives any pre-emption rights he may have relating to the sale of the Shares, whether conferred by the Company Articles of Association or otherwise.

(e)	Each of the Sellers agrees and consents to the entering into of this Agreement, and the transactions contemplated hereby, and releases each other Seller and the Company from the breach of any part of the constitutional documents of the Company, any shareholders’ (or any other) agreement between the Sellers related to the Company, or any other agreement, by reason of the entering into of this Agreement or the consummation of any part of the transactions contemplated hereby.

(f)	On and with effect from Closing, each of the Sellers agrees to the unconditional and irrevocable termination of, and release of, the Company from any liability or obligation under any shareholders’ agreement related to the Company (if any).
2.2	Purchase Price

The total consideration payable by the Buyer to the Sellers to acquire the Shares, shall be an amount equal to the sum of:
(a)	€400,000,000 (Four Hundred Million Euro) (the “Initial Purchase Price”); plus

(b)	the Deferred Purchase Price as finally determined,
subject to adjustment (“Adjustment”) pursuant to Clause 9.7(f) or otherwise pursuant to this Agreement. The aggregate of the Initial Purchase Price, the Deferred Purchase Price and after the operation of all Adjustments, shall be the “Purchase Price”. The allocation between the Sellers of the Purchase Price shall be of no concern to the Buyer. As between the Sellers only, the Sellers agree that the Purchase Price and any payments made by the Buyer to the Sellers in respect of the Purchase Price shall be allocated in the percentage amounts listed in column 3 of Schedule 1.

3.	CLOSING

3.1	The Closing

The Closing will take place at the offices of KLC Law Firm, 2 Ypsilantou Str., Athens 10675, Greece, immediately following the signing of this Agreement.

3.2	Sellers’ obligations

On Closing the Sellers will:
(a)	deliver to the Buyer transfers of all of the Shares, in the form of Transfer Agreements, duly executed by the registered holders thereof in favour of the Buyer or its Nominee(s);

(b)	deliver to the Buyer a certified copy of the Tax Declaration duly filed with the competent Tax authority, together with a receipt of payment of the respective Tax due thereunder;

(c)	deliver to the Buyer the originals of the share certificates in respect of all of the Shares, duly endorsed in the name of the Buyer (or its Nominee(s)) or an indemnity in lieu thereof in a form acceptable to the Buyer;

(d)	deliver to the Buyer the Registry and insert into the Registry, and sign, an annotation evidencing the transfer of the Shares to the Buyer and the name of the Buyer as the registered holder of the Shares as required under the laws of Cyprus;

(e)	procure that the Directors (other than the Continuing Directors) of each member of the Group retire from all their offices and employments with any member of the Group, each delivering to the Buyer a letter of resignation in the Agreed Form made out in favour of the relevant members of the Group acknowledging that he has no claim outstanding for compensation or otherwise;

(f)	deliver to the Buyer the Tax Deed duly executed by the Sellers;

(g)	deliver to the Buyer the Escrow Agreement duly signed by the Sellers’ Representative;

(h)	deliver to the Buyer the Disclosure Letter duly signed by the Sellers or on their behalf by the Sellers’ Representative;

(i)	deliver to the Buyer as agent for the relevant member of the Group:
(i)	in the case of the Company, its statutory and other books (duly written up to date) and its certificate(s) of incorporation;

(ii)	in the case of Specifar and Alet, the shareholders’ register of each of them (duly written up to date) and their certificates of incorporation;

(iii)	certificates in respect of the entire issued share capital of Specifar in the name of the Company;

(iv)	service agreements, in the Agreed Form, between each of Periklis Vasilopoulos, Eirini Vasilopoulos, Eirini Vasilopoulos, Thomas Economou and Specifar, each executed by the employee named therein;

(v)	minutes of board meetings of the Group to be held at which there shall be (as applicable):
(A)	passed a resolution to approve, in the case of the Company, the transfers of the Shares to the Buyer (or its Nominee) and to register, in the register of members, the Buyer (or its Nominee) as the legal owner of the Shares;

(B)	appointed as directors such persons as the Buyer may nominate such appointments to take effect at the close of the meeting;

(C)	tendered and accepted the resignations and acknowledgements of the Directors referred to in Clause 3.2(e) each such acceptance to take effect at the close of the meeting;

(D)	revoked all existing authorities to banks and new authorities shall be given to such banks and on such terms as the Buyer may direct; and

(E)	in the case of Specifar approved and entered into the service agreements, referred to in Clause 3.2(i)(iv).
(j)	deliver to the Buyer, in connection with the acquisition by Specifar, prior to the Closing Date, of the entire issued share capital of Alet (the “Alet Shares”):
(i)	certificates in respect of the entire issued share capital of Alet in the name of Specifar;

(ii)	copies of the agreements transferring the Alet Shares, duly executed by the former registered holders thereof, in favour of Specifar, and duly stamped by the competent Tax authority confirming that all Tax due from the sellers of the Alet Shares have been paid;

(iii)	certified copies of the tax declarations required to be signed by the sellers of the Alet Shares and filed with the Tax Office in accordance with article 13 of Greek tax law 2238/1994, as in force from time to time; and

(iv)	copies of the resolution(s) approving the transfers of the Alet Shares to Specifar and the registration, in the register of members, of Specifar as the legal owner of the Alet Shares;
(k)	procure the discharge of all guarantees and like obligations given by any member of the Group in respect of the obligations of any other person (other than another member of the Group), such discharge to be given in Agreed Form;

(l)	pay, or procure the payment, to the Company on behalf of the relevant member of the Group the aggregate of all amounts owed as at Closing by any Seller or any member of the Sellers’ Group, to any member of the Group, together with all accrued interest, if any, which shall be treated as discharged to the extent of that payment;

(m)	deliver to the Buyer a deed of release from each Seller and each member of the Sellers’ Group in the Agreed Form in respect of all and any liabilities, obligations and claims whatsoever whether actual or contingent which may be due or owing to them by any member of the Group;

(n)	in relation to each member of the Group, deliver to the Buyer:
(i)	statements from each bank at which any of them has an account, giving the balance of each account at the close of business on the last Business Day before Closing;

(ii)	all cheque books in current use and written confirmation that no cheques have been written since those statements were prepared;

(iii)	details of their cashbook balances; and

(iv)	reconciliation statements reconciling the cash book balances and the cheque books with the bank statements delivered; and
(o)	deliver to the Buyer the original of any power of attorney in Agreed Form under which any document to be delivered to the Buyer under this Clause 3.2 has been executed.
3.3	Buyer’s obligations

On Closing, the Buyer will:

(a)	pay an aggregate amount of €360,000,000 (Three Hundred and Sixty Million Euro), being a partial payment of the Initial Purchase Price, to the accounts and in the amounts listed in Schedule 4, by wire transfer in same day available funds (the receipt of such sum in such account on or before the due date for payment shall be a good discharge by the Buyer of its obligation to make such payment);

(b)	deposit the sum of €40,000,000 (Forty Million Euro) pursuant to Clause 4.1 with the Escrow Agent, being the balance of the Initial Purchase Price not paid under Clause 3.3(a) on the terms of the Escrow Agreement;

(c)	deliver two original copies of the Transfer Agreements to the Sellers’ Representative duly signed by the Buyer (or its Nominee(s)) in respect of the transfer of the Shares from each Seller to the Buyer (or its Nominee(s));

(d)	deliver the Tax Deed to the Sellers’ Representative duly executed by the Buyer;

(e)	deliver the Escrow Agreement duly signed by the Buyer; and

(f)	acknowledge receipt of the Disclosure Letter.
3.4	Failure to close

If in any respect the obligations of the Sellers or the Buyer are not complied with on the Closing Date, the Buyer (in the case of a default by any of the Sellers) or the Sellers (in the case of a default by the Buyer) may terminate this Agreement, in which case this Agreement shall cease to have effect immediately without prejudice to any claim any Party may have under this Agreement. For the avoidance of doubt, if the Buyer fails to comply with its obligations on the Closing Date, and subject to all of the Sellers having complied with all of their obligations (or having been ready, willing and able to so do) on the Closing Date, then, even if the Sellers shall terminate this Agreement, the Sellers shall retain their right to bring any claim or right of action they may have against the Buyer for breach of contract. The entering into this Agreement and its termination under this Clause 3.4 shall not affect any Party’s liability to any other Party in respect of any rights or liabilities that have accrued prior to the date of this Agreement, including but not limited to their respective rights under the Confidentiality Agreement and the Exclusivity Letter.

4.	RETENTION

4.1	Deposit of Retention

The retention referred to in Clause 3.3(b) (the “Retention”) shall be deposited by the Buyer under the terms of the Escrow Agreement.

4.2	Application of Retention

Subject to Clause 4.3 and Clause 10.15, all or part of the Retention shall be applied in paying to the Buyer any amount at any time due to it (either as agreed in writing by the Sellers’ Representative, or failing which as determined by any arbitral award, or in the case of a claim under Schedule 6 as determined by the Firm appointed thereunder) in connection with a Claim, and any amount so applied shall pro tanto satisfy the liability concerned. Each of the Parties agrees to give all such instructions to the Escrow Agent as are necessary to satisfy the terms of this Agreement and the Escrow Agreement, in order to procure the release of any amount of the Retention to the Sellers or the Buyer, in accordance with this Clause 4.2 and Clause 4.3.

4.3	Release of Retention
(a)	Any part of the Retention which remains after any applications under Clause 4.2 shall be released to the Sellers on the date falling:

(i)	3 months following the first date of commercial sale of the New Product in France, except where there is an outstanding injunction (or written threat of injunction or similar relief which has a reasonable prospect of being enforced or awarded) in relation to the New Product; or

(ii)	2 years following the Closing Date,
whichever occurs first.

(b)	Where the Buyer has notified to the Sellers any Claim within the time period referred to in Clause 4.3(a), and such Claim has not been determined or lapsed under the provisions of this Agreement (including Clause 9.4) or the Tax Deed, there shall be retained with the Escrow Agent, on the terms of the Escrow Agreement, such amount of the then remaining amount of the Retention, as the Buyer, acting reasonably, considers necessary to satisfy such Claim pending the determination thereof, and Clause 4.2 shall continue to apply in relation to the amount so retained. Any balance of the Retention remaining after the determination of the last such Claim to be determined shall be released to the Sellers upon such determination.
4.4	Interest on Retention

Interest earned on the Retention shall not form part of the Retention, and shall be accrued and returned to the Sellers on a quarterly basis, less 50% of any costs associated with the operation of the Retention.

4.5	Breach of terms of Escrow Agreement

Where under the provisions of the Escrow Agreement, the Buyer and/or the Sellers’ Representative is obliged to indemnify the Escrow Agent in respect of any amount, loss or liability (an “Escrow Indemnity”), as between the Buyer and the Sellers’ Representative, it is agreed that the person defaulting under the Escrow Agreement or this Agreement, or the person whose actions have triggered an Escrow Indemnity, shall pay such Escrow Indemnity to the Escrow Agent, and shall indemnify the other against all Loss for not so doing.

5.	REPRESENTATIONS AND WARRANTIES OF SELLERS

The Sellers acknowledge and agree that the Buyer is entering into this Agreement in reliance upon each of the Sellers’ Warranties. Each of the Sellers’ Warranties is separate and independent and, unless otherwise specifically provided, shall not be restricted or limited by reference to any other representation, warranty or term of this Agreement. The Sellers represent and warrant to the Buyer as of the date hereof that each of the Sellers’ Warranties that follow (subject to any fact, matter or circumstance that has been fairly Disclosed in the Disclosure Letter) is true, accurate and not misleading:

5.1	Shares

Each Seller is the sole legal and beneficial owner of the Shares set against their name in Schedule 1 with good and valid title thereto, which Shares are fully paid and free and clear of any Encumbrance, and the Shares owned by each of the Sellers together constitute the whole of the allotted and issued share capital of the Company. The Sellers are entitled to transfer the full ownership of the Shares on the terms set out in this Agreement, with the effect that as from Closing, the Buyer will acquire the legal and beneficial ownership, of the whole of the allotted and issued share capital of the Company.

5.2	Validity; No Conflicts

This Agreement constitutes the valid and legally binding obligation of each Seller, enforceable against each Seller in accordance with its terms. The execution and delivery of this Agreement by each Seller and the consummation of the transactions contemplated hereby do not and will not require any consent, approval or authorisation of, nor any registration, declaration, notification or filing with, any third party or Public Authority, in each case on the part of any Seller. The execution, delivery and performance of this Agreement by each Seller and the consummation of the transactions contemplated hereby by each Seller do not and will not (i) violate or conflict with any applicable Law or (ii) constitute a default, violation or breach under, or give rise to a right of termination, cancellation or acceleration of any right or obligation, or to a loss of any benefit under, the terms of any Permit or agreement, Material Contract or other instrument applicable to any Seller or by which the assets of any Seller may be bound.

5.3	Legal proceedings

There is no Order or Action pending or affecting any Seller, that individually or when aggregated with one or more other Orders or Actions may impede any Seller from performing this Agreement or the consummation of the transactions contemplated hereby.

5.4	No brokers or finders

No agent, broker, finder, or investment or commercial banker, or other Person engaged by or acting on behalf of the Sellers in connection with the negotiation, execution or performance of this Agreement or the transactions contemplated by this Agreement, is or will be entitled to claim against any Group Company any brokerage or finder’s or similar fee or other commission as a result of this Agreement or such transactions.

5.5	No other business

No Seller, nor any member of the Sellers’ Group, has any direct or indirect interest in any other pharmaceuticals business other than:
(a)	the holding in Medispes disclosed in paragraph 5.5 of the Disclosure Letter;

(b)	a holding of units of any authorised unit trust or holding in any other discretionarily managed fund over which the Sellers have no control; and/or

(c)	a holding of less than 3% of any class of shares or securities of any company traded on the Athens Stock Exchange, the London Stock Exchange or any other recognised exchange wheresoever situated.
5.6	Sellers’ Solvency
(a)	No Seller is insolvent, unable to pay its debts, has stopped paying its debts as they fall due, or would become unable to pay its debts as they fall due in consequence of entering into this Agreement and/or performing its obligations under this Agreement.

(b)	No execution or other process issued on a judgment, decree or order of any court in favour of a creditor of any Seller that has been adjudicated against any Seller and remains unsatisfied in whole or in part. No action has been taken or is pending, no other steps have been taken and no proceedings have been commenced or are pending in respect of (a) the bankruptcy, the winding-up, liquidation, dissolution, mandatory management, administration or reorganisation of any Seller or (b) the making of an administration order in respect of any Seller or filing of documents with the court for administration including, without limitation, any actual or proposed appointment of an administrator made by either a creditor, the Seller or its directors or to place or force the Seller into voluntary or involuntary liquidation; or (c) the serving of the notice of intention to appoint an administrator in respect of the Seller; (d) the ability of the creditors of any Seller to take any action to enforce their debts being suspended, restricted or prevented; or (e) any Seller entering into any composition or arrangement with some or all of its creditors (including but not limited to any such creditor by agreement or in pursuance of a court order, agreeing to an amount less than the respective sums owing to them in satisfaction of those sums with a view to preventing the dissolution of such Seller) or (e) the commencement of a creditors collective action against any Seller; or (f) the appointment, or proposed appointment, of a receiver, administrative receiver, or similar officer in respect of any Seller or any of its property, undertaking or assets, or (g) cessation of payments of all or a part of any Seller’s debts, and no event equivalent to any of the foregoing has occurred in or under the laws of any relevant jurisdiction.
5.7	Organisation and related matters
(a)	The details of the Group set out in Schedule 2 are true and accurate in all respects.

(b)	The Company is a public limited company duly organised and validly existing under the laws of Cyprus and has full corporate power and authority to conduct its business as and to the extent now conducted.

(c)	Specifar is a corporation (anonymos etairia) duly organised and validly existing under the laws of Greece and has full corporate power and authority to conduct its business as and to the extent now conducted.

(d)	Alet is a corporation (anonymos etairia) duly organised and validly existing under the laws of Greece and has full corporate power and authority to conduct its business as and to the extent now conducted.

(e)	Other than the Company’s holding of the entire issued share capital of Specifar, and Specifar’s holding of the entire issued share capital of Alet, no Group Company participates in or owns directly or indirectly or has agreed to acquire any interest of any nature in any shares, debentures or other securities of any other Person or has agreed to become a member of any partnership or other unincorporated association joint venture or consortium (other than recognised trade associations).

(f)	The Disclosure Documents set out details of all persons who have authority to bind any Group Company in the ordinary course of business. There are no powers of attorney in force given by any Group Company.
5.8	Share Ownership
(a)	The Company is the sole legal and beneficial owner of the whole of the allotted and issued share capital of Specifar, with good and valid title thereto, which shares are fully paid and free and clear of any Encumbrance. The Company does not conduct any business other than owning 100% of the shares in Specifar and has no other assets of an aggregate value of more than €50,000 and no liabilities of an aggregate value of more than €50,000.

(b)	Specifar is the sole legal and beneficial owner of the whole of the allotted and issued share capital of Alet, with good and valid title thereto, which shares are fully paid and free and clear of any Encumbrance.
5.9	Working Capital

Each Group Company’s working capital is sufficient for the operation of their respective businesses in their respective form as at the date of this Agreement, and their respective present level of turnover, for the next 6 months.

5.10	No Conflicts

The execution, delivery and performance of this Agreement, the execution, delivery and performance of any related agreements or contemplated transactions by the Sellers, and the consummation of the transactions contemplated hereby will not (i) violate, or constitute a breach or default under, the Company Articles of Association, the Specifar Articles of Association, or the Alet Articles of Association, (ii) violate or conflict with any Law applicable to any Group Company, (iii) constitute a default, violation or breach under, or give rise to a right of termination, cancellation or acceleration of any right or obligation, or to a loss of any benefit under, the terms of any Permit related to the conduct of the Business or Material Contract applicable to any Group Company or by which the assets of any Group Company may be bound, (iv) result in any present or future indebtedness of any Group Company becoming due and payable, or capable of being declared due and payable, prior to its stated maturity date or in any financial facility of any Group Company being withdrawn; or (v) result in the creation, imposition, crystallisation or enforcement of any Encumbrance on any of the assets of any Group Company.

5.11	Share Capital
(a)	The issued and outstanding share capital of the Company as of the date hereof is €25,652, divided into 2,565,200 shares, each with a nominal value of €0.01 each (the “Company Share Capital”). The Company Share Capital has been duly authorised, validly issued and is fully paid. There are no outstanding convertible or exchangeable securities, rights, options, warrants, conversion rights or any other agreements for the purchase, acquisition, assignment or transfer from, or the sale, issuance, assignment or transfer by, the Company of any shares of its share capital of any class, nor are there any commitments to grant or create any of the foregoing, or any claims by any Person to be entitled to any of the foregoing.

(b)	The issued and outstanding share capital of Specifar as of the date hereof is €28,660,487.10, divided into 1,949,693 shares, each with a nominal value of €14.70 (the “Specifar Share Capital”). The Specifar Share Capital has been duly authorised, validly issued and is fully paid. There are no outstanding convertible or exchangeable securities, rights, options, warrants, conversion rights or any other agreements for the purchase, acquisition, assignment or transfer from, or the sale, issuance, assignment or transfer by, Specifar of any shares of its share capital of any class, nor are there any commitments to grant or create any of the foregoing, or any claims by any Person to be entitled to any of the foregoing.

(c)	The issued and outstanding share capital of Alet as of the date hereof is €300,000, divided into 30,000 shares, each with a nominal value of €10 (the “Alet Share Capital”). The Alet Share Capital has been duly authorised, validly issued and is fully paid. There are no outstanding convertible or exchangeable securities, rights, options, warrants, conversion rights or any other agreements for the purchase, acquisition, assignment or transfer from, or the sale, issuance, assignment or transfer by, Alet of any shares of its share capital of any class, nor are there any commitments to grant or create any of the foregoing, or any claims by any Person to be entitled to any of the foregoing.

(d)	No Group Company has at any time purchased, redeemed or repaid any of its own share capital or given any financial assistance in connection with the acquisition of its share capital or the share capital of its holding company in contravention of any Law. All dividends or distributions declared, made or paid by any Group Company have been declared, made or paid in accordance with the Company Articles of Association, the Specifar Articles of Association or the Alet Articles of Association (as applicable), any other applicable constitutional and corporate documents, all applicable Laws, the rules of any Public Authority and any agreements or arrangements made with any third party regulating the payment of dividends and distributions.
5.12	The Accounts
(a)	The Accounts:

(i)	have been prepared in accordance with applicable Law and applicable Accounting Standards and the policies, principles and practices generally accepted and consistent therewith;

(ii)	show a true and fair view of the commitments and financial position and affairs of each Group Company as at the Balance Sheet Date and of the profit and loss of each Group Company for the financial period ended on that date;

(iii)	apply policies and estimation techniques of accounting which have been consistently applied in the audited financial statements of each Group Company for the three accounting reference periods ending on the Balance Sheet Date; and

(iv)	have been audited by an auditor or firm of accountants qualified to act as auditors in the jurisdiction where the relevant company is incorporated and the auditors’ report required to be annexed to the Financial Statements is unqualified.
(b)	The Management Accounts of the Company and Specifar have been properly prepared on a basis consistent in all material respects with that employed in preparing their respective Accounts (if any) and are not misleading in any material respect and do not materially overstate the assets and profits, or materially understate the liabilities and losses for the periods to which they relate.
5.13	Group records and filings
(a)	Copies of the Company Articles of Association, the Specifar Articles of Association and the Alet Articles of Association, and all other constitutional documents of each of the Group Companies have been included in the Disclosure Documents and are true, accurate and complete in all respects.

(b)	All returns, particulars, resolutions and other documents which each of the Group Companies are required by Law to file with or deliver to any Public Authority in any jurisdiction have been correctly made up and filed or delivered.

(c)	The statutory books and the financial, statutory, accounting and other records of each of the Group Companies have been properly prepared and maintained and constitute an accurate record of all matters required by Law to appear in them. No notice has been received or allegation made that the statutory books or any other records are incorrect or should be rectified.
5.14	Transactions with the Sellers
(a)	There is no outstanding indebtedness or other liability (actual or contingent) and no outstanding contract, commitment or arrangement between any Group Company and any of the Sellers.

(b)	None of the Sellers have assigned to any person the benefit of a claim against any Group Company to which any of the Sellers would otherwise be entitled.
5.15	Assets
(a)	All of the assets included in the Accounts and any assets acquired since the Balance Sheet Date are legally and beneficially owned by the Group, free of any Encumbrance, except for those disposed of since the Balance Sheet Date in the ordinary course of business.

(b)	The assets of each Group Company comprise all the assets necessary for the continuation of the Business as carried on at the date of this Agreement. The Group has the exclusive possession and control of all the assets included in the Accounts or acquired since the Balance Sheet Date and all other assets used by the Group.

(c)	The plant, machinery, equipment used by each respective Group Company are in good working order and the stock-in-trade and work-in-progress of the Group is in good condition.
5.16	Legal Proceedings

There is no Order or Action pending or involving any Group Company, nor their respective Directors (to the extent it would be materially relevant to any Group Company), properties or assets, and so far as the Sellers are aware, there are no circumstances likely to give rise to any Order or Action.

5.17	Changes since the Balance Sheet Date
(a)	Since the Balance Sheet Date, each Group Company has conducted its business in the normal and ordinary course as a going concern.

(b)	Since the Balance Sheet Date, no Group Company has:
(i)	changed or terminated any line of business in which it participates or is engaged or commenced any other line of business;

(ii)	amended, created, incurred, assumed, prepaid, repaid or refinanced any medium or long term facility agreement;

(iii)	provided any loan, guarantee or other line of credit outside the ordinary course of business, entered into any commitment to provide any loan, guarantee or other line of credit outside the ordinary course of business, or incurred or undertaken any liability or obligation (including guarantees, indemnities or similar obligations) to or for the benefit of any Person, or waived any loan or other line of credit owed to it other than in the ordinary course of business, or made any other material change to credit practices;

(iv)	acquired, sold, transferred, licensed or otherwise disposed of, or imposed any Encumbrance on, in whole or in part, any material assets, properties or Intellectual Property of any Group Company, otherwise than in the ordinary course of business;

(v)	made any acquisition of real property, capital stock, business or assets (with respect to assets, other than in the ordinary course of business consistent with past practice) of any other Person;

(vi)	adopted any plan of or resolutions providing for (or otherwise engaged in any) complete or partial liquidation, dissolution, demerger, merger, consolidation, restructuring or other reorganisation;

(vii)	declared or agreed to make or pay any dividend or other distribution of profits or assets;

(viii)	failed to maintain the accounts, books and records in accordance with past practice and requirements for the business or made any change in any method of accounting, fiscal year or accounting reference date, or changed or made any election in respect of material Taxes, filed any amended material Tax Return, or settled or compromised any material liability in respect of Taxes;

(ix)	made any capital expenditure, capital contribution or capital commitment outside the ordinary course of business, or disposed of or realised any capital assets or any interest therein; or

(x)	factored any amount of accounts receivable, other than any sales of receivables deemed uncollectible to collection agents in the ordinary course of business.
(c)	Since the Balance Sheet Date:
(i)	the Group’s aggregate liability under all short term facility agreements has not changed (whether as reduction or increase of such indebtedness) by more than €5 million, nor has any Group Company drawn under any outstanding short term facility other than in the ordinary course of business;

(ii)	except in respect of any liability to any other Group Company, the Group has not delayed payment of any accounts payable or other liabilities exceeding in aggregate €675,000 beyond the respective due dates or the dates when such liabilities would have otherwise been paid in the ordinary course of business, other than as a result of a good faith dispute with any payee or creditor; or

(iii)	so far as the Sellers are aware, there has been no material adverse change in the turnover or financial position of any Group Company;

(iv)	there has been no increase or reduction of stock in trade of any Group Company outside the ordinary course of business; and

(v)	none of the stock of finished goods reflected in the Accounts has realised an amount less than the value placed on it in the Accounts.
5.18	Tax
(a)	General
(i)	The Accounts make provision or reserve in accordance with the applicable Accounting Standards in respect of any period ended on or before the Balance Sheet Date for all Tax assessed or liable to be assessed on each Group Company or for which the relevant Group Company is accountable at the Balance Sheet Date.

(ii)	Since the Balance Sheet Date, no Group Company has been involved in any transaction which has given or may give rise to a liability to Tax for the relevant Group Company other than Tax in respect of normal trading income or receipts of the relevant Group Company arising from transactions entered into by it in the ordinary course of business.

(iii)	Each Group Company has paid all Tax which it has become liable to pay and is not, and has not in the six years ending on the date of this Agreement been, liable to pay a penalty, surcharge, fine or interest in connection with Tax and, so far as the Sellers are aware, there are no circumstances by reason of which any Group Company may become liable to pay any penalty, surcharge, fine or interest in connection with Tax.

(iv)	Each Group Company has deducted or withheld all amounts for or on account of Tax which it has been obliged by law to deduct or withhold from amounts paid by it and has properly accounted (to the extent required) to the relevant Public Authority for all amounts so deducted or withheld (including, without limitation, in respect of employment-related Taxes).

(v)	Each Group Company has within applicable time limits made all Tax Returns, provided all information, given all notices and maintained all records in relation to Tax as it is required to make, provide, give or maintain under applicable laws and regulations and all such returns, information, notices and records are true, complete, correct and accurate in all material respects. Each Group Company has retained all records relating to Tax that it is required to retain for the purposes of applicable law. Each Group Company has fully complied in a timely manner with all material notices served on it, and any other material requirements lawfully made of it, by any Public Authority in respect of Tax.

(vi)	The Disclosure Letter contains details of all formal special arrangements (that is, lawful arrangements which are not based on a strict application of relevant Tax legislation) in relation to the Tax affairs of each Group Company.

(vii)	No Group Company is involved in a dispute in relation to Tax with a Public Authority and no Public Authority has investigated, examined or audited or indicated that it intends to investigate, examine or audit the Tax affairs of any Group Company other than under the normal tax audit procedures of the relevant Public Authority, and, so far as the Sellers are aware, there are no facts or circumstances in existence which might cause such an investigation, examination or audit to be instituted.

(viii)	So far as the Sellers are aware, no Greek or Cypriot Tax is required to be withheld by the Buyer from the Purchase Price as a result of the transactions contemplated by this Agreement.

(ix)	No Group Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) as a result of any change in method of accounting for a taxable period ending on or prior to the Closing Date.
(b)	Transactions between Group Companies

The gross aggregate value of all transactions between any two companies that are currently members of the Group has not exceeded €5 million in the period of 12 months ending on the Closing Date (irrespective of whether any company that is currently a member of the Group was a member of the Group at all times during such period).

(c)	Arm’s length dealing

Save for transactions between companies that are currently members of the Group, each Group Company is not, and has not been, a party to or otherwise involved in any transaction, agreement or arrangement otherwise than by way of a bargain on arm’s length terms.

(d)	VAT
(i)	Each Group Company is registered for VAT purposes and the Disclosure Letter contains full details of such registration including, in the case of a group registration, details of each company which is, or has in the last six years been, a member of that group and details of the representative member (or any similar concept outside of the United Kingdom) of that group. No Group Company is, nor has it in the last six years been, a member of a group of companies for VAT purposes other than a group of companies details of the registration of which are provided pursuant to the sentence above.

(ii)	Each Group Company:

(A)	makes no supplies other than taxable supplies for the purposes of VAT; and

(B)	obtains credit for all input tax paid or suffered by it for VAT purposes.
(e)	Secondary liability
(i)	No Event has occurred (including the execution or implementation of this Agreement) in consequence of which a Group Company is or may be held liable for Tax, or to indemnify any person in respect of any Tax, which is primarily or directly chargeable against or attributable to any person other than the relevant Group Company, and such Group Company is not bound by or party to any Tax indemnity, Tax sharing or Tax allocation agreement.

(ii)	There are no Encumbrances for Taxes upon the assets or properties of any Group Company.
(f)	Residence
(i)	No Group Company is nor has it ever been liable to Tax in a jurisdiction other than its jurisdiction of incorporation, and each Group Company is resident for Tax purposes only in its jurisdiction of incorporation. No Group Company has ever had a permanent establishment outside of its jurisdiction of incorporation.

(ii)	No Group Company is, nor has it ever been, an agent or permanent establishment of another company, person, business or enterprise for the purposes of assessing that company, person, business or enterprise to Tax.
5.19 Finance and Guarantees
(a)	Full particulars of the financial indebtedness (excluding trade creditors) of each Group Company is set out in the Disclosure Letter.

(b)	No guarantee or Encumbrance has been given by or entered into by any Group Company or any third party in respect of the indebtedness or other obligations of any Group Company, nor by any Group Company in respect of the indebtedness or other obligations of any of the Sellers or the Sellers’ Group or any other person.

(c)	No Group Company is responsible for the indebtedness, or for the default in the performance of any obligation, of any other person.

(d)	There are no debts owing to any Group Company other than debts that have arisen in the ordinary course of their respective businesses.

(e)	No indebtedness of any Group Company is due and payable and no security over any of the assets of any Group Company is now enforceable, whether by virtue of the stated maturity date of the indebtedness having been reached or otherwise.

(f)	Particulars of the balances of the bank accounts of each Group Company, showing the position as at the day immediately preceding the date of this Agreement, are set out in the Disclosure Letter and the Group Companies have no other bank accounts. There have been no payments out of those accounts other than routine payments in the ordinary course of business since such time.

(g)	Particulars of all grants received by any Group Company are set out in the Disclosure Letter. There are no circumstances in which any such grants shall be required to be refunded or repaid in whole or in part.

5.20 Compliance with Law
(i)	Each Group Company has at all times conducted its business in compliance with all Laws which are applicable to each respective Group Company and are material to its Business (including, without prejudice to the generality of the foregoing, any applicable anti-corruption, bribery or similar Laws). No Group Company, nor any of its respective Directors, is under investigation with respect to any violation of any Law.

(ii)	Each Group Company has maintained in full force and effect all Permits necessary for the Group to carry on its businesses as currently conducted, all such Permits are valid and subsisting, and no Group Company nor the Sellers have received notice, or are otherwise aware, that the Person issuing or authorising any such Permit intends to terminate or will refuse to renew or reissue any such Permit upon its expiration.

(iii)	No adverse reports received by any member of the Group from any Public Authority within the last three years, specifically in respect of any Group Company’s operations and affairs.

(iv)	No Group Company is engaged in any agreement, arrangement or conduct which amounts to an infringement of any Laws of any jurisdiction in which the Group conducts business which govern the conduct of companies in relation to restrictive or other anti-competitive agreements or practices, dominant or monopoly market positions and/or the control of acquisitions or mergers.

(v)	No Group Company has manufactured or sold any products which, in the period of 5 years preceding the date of this Agreement:
(A)	were defective or unsafe;

(B)	were the subject of any voluntary or mandatory recall or product warning;

(C)	did not comply with all regulations and standards applicable to such products;

(D)	did not comply with any warranties or representations made by it or on its behalf; or

(E)	in the case of a sale or supply of products, was sold or supplied without a valid Permit.
5.21 Material Contracts
(a)	True and complete copies of each Contract to which any Group Company is a party and which (i) provides for, or is likely to involve, the payment or the receipt of money or property with a value in excess of €200,000 per annum, or (ii) includes a non-competition provision that may preclude a Group Company from operating in any line of business or in any geographic location or (iii) includes a standstill or other restriction on acquiring the securities or assets of another Person (each of the foregoing types of contract being a “Material Contract”) are included in the Disclosure Documents.

(b)	No Material Contract includes any change of control or similar provision which would, as a result of the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, relieve any person of any obligation to any Group Company (whether contractual or otherwise), or enable any person to determine any such obligation, or result in any customer or supplier being entitled to cease dealing with any Group Company or to reduce substantially its existing level of business or to change the terms on which it deals with any Group Company.

(c)	Each of the Material Contracts is in full force and effect and binding on the parties to it. No notice of termination of any Material Contract has been received or served by any Group

Company and, so far as the Sellers are aware, there are no grounds for determination, rescission, avoidance, repudiation or a material change in the terms of any such Material Contract.

(d)	No Group Company is in default under any agreement or arrangement to which it is a party and, so far as the Sellers are aware, no other party to such an agreement or arrangement is in default thereunder. So far as the Sellers are aware, there are no circumstances likely to give rise to any such default.
5.22 Insurance
(a)	A correct and complete list of all insurance policies maintained by or covering each Group Company, with an indication of the type of policy, the name of the insurer, extent of coverage and current premium, is included in the Disclosure Documents. Such insurance policies are in full force and effect and no Group Company is in default with respect to the payment of any premiums under any such insurance policy. No Group Company has received any notice that the insurance policy will not be renewed or that the issuer of any insurance policy is not willing or able to perform its obligations thereunder. The insurance policies maintained by each Group Company are sufficient for compliance with all applicable legal requirements and contracts to which such Group Company is a party or by which it is bound. No such insurance policy expires or is subject to renewal within 20 Business Days of Closing.

(b)	There is no outstanding claim by any Group Company under any insurance policy, there have been no such claims in excess of €50,000 per claim (irrespective of whether any such claim was paid), the aggregate of all claims by the Group in the past three years does not exceed €500,000 (irrespective of whether any such claims were paid), and so far as the Sellers are aware, there are no circumstances likely to give rise to such a claim.
5.23 Intellectual Property
(a)	Section I.1.2 and VII of the KLC Report, and the Disclosure Letter sets forth a complete and correct list of all the registered Intellectual Property, and all material unregistered Intellectual Property owned by the Company or Specifar (together the “Owned Intellectual Property”). Annex I of the KLC Report, and paragraph 5.23(a) of the Disclosure Letter, set forth a complete and accurate list of (a) all agreements under which any Group Company licenses in from any Person any material Intellectual Property (“Licensed Intellectual Property”) and (b) all agreements under which any Group Company has licensed to any Person the right to use any of the Owned Intellectual Property ((a) and (b) together the “Intellectual Property Licence Agreements”). The Owned Intellectual Property and the Licensed Intellectual Property are validly subsisting, all registry deadlines for payment of fees and registration of transactions have been met, and constitute all the Intellectual Property necessary for the conduct of the Business as it is currently conducted and as it has been conducted during the past three years. The Group Companies either own or have valid rights to use all of the Owned Intellectual Property and the Licensed Intellectual Property, and none of the Owned Intellectual Property or Licensed Intellectual Property will be lost or liable to termination as a result of the acquisition of the Shares or this Agreement being entered into or performed.

(b)	In relation to the Intellectual Property Licence Agreements: (a) so far as the Sellers are aware, each licence is in full force and effect and binding on the parties to it, (b) the terms of the licences have been complied with by the parties in all material respects, (c) so far as the Sellers are aware, no notice of termination of an Intellectual Property Licence Agreement has been received or served by a Group Company and so far as the Sellers are aware there are no grounds on which they might be terminated, (d) no disputes have arisen and the Sellers are not aware of any circumstances likely to give rise to a dispute, and (e) so far as the Sellers are aware, there is no reason to believe that the licences will not be renewed when they expire on the same or substantially similar terms.

(c)	The Company, Specifar, or Alet, as the case may be, is the sole legal and beneficial owner of the Owned Intellectual Property free of any Encumbrances. So far as the Sellers are aware, the Owned Intellectual Property is fully enforceable against third parties (and there have been no acts or omissions that would prejudice the enforcement by the Group Companies, including acquiescence by any Group Companies or any Seller in any unauthorised use by third parties), and is not subject to any agreement that restricts its use, disclosure, licensing or transfer by the Group Companies. During the last 3 years, none of the Owned Intellectual Property or Licensed Intellectual Property has been (a) subject to opposition, invalidation or cancellation proceedings taken by any third party and notified in writing to any Group Company, or (b) subject to any claim or complaints notified by any third party in writing to any Group Company, including any proceedings concerning title, subsistence, validity or grant of any right or interest in such Owned Intellectual Property. During the last 3 years, no Person has notified any Group Company in writing of any claim or complaint alleging that the use by any Group Company of the Owned Intellectual Property or the Licensed Intellectual Property or, so far as the Sellers are aware, any other Intellectual Property used by any Group Company, infringes or misappropriates the Intellectual Property rights of any Person, and so far as the Sellers are aware, no such infringement or misappropriation has occurred. So far as the Sellers are aware, during the last 3 years, no third party has infringed or misappropriated the Owned Intellectual Property or the Licensed Intellectual Property.

(d)	In respect of the registered Owned Intellectual Property, no Seller has received advice from an in-house or external professional expressing doubt on, the scope, validity or enforceability of the registered Owned Intellectual Property.

(e)	Each officer, Employee, contractor or consultant that has undertaken work for the Group Companies has entered into a contract under which they are obliged to disclose and assign any Intellectual Property to a Group Company.

(f)	Sellers and each Group Company have taken all reasonable measures to protect the confidentiality of any confidential information, trade secrets and Know-how included in the Owned Intellectual Property and the Licensed Intellectual Property. The Group Company’s confidential information and Know-how has not been disclosed to third parties other than in the ordinary course of business and subject to written confidentiality obligations from the third party and, so far as the Sellers are aware, has not been subject to unauthorised access by a third party.

(g)	Other than the domain names listed in the Disclosure Letter, none of the Group Companies owns any domain names or uses or licenses any domain names in the conduct of the Business.
5.24 Information Technology
Save as set out in the agreements listed in the Disclosure Letter, and other than off-the-shelf software, the Group Companies owns the IT Systems free from Encumbrances. The IT Systems are adequate for the needs of the Group’s business as carried out at the date of this Agreement and are functioning properly and not defective in any respect.
5.25 Data Protection
The systems used by the Group Companies to store or use Personal Data are all located within the European Economic Area, and none of the Group Companies is party to an agreement that requires the transfer of Personal Data to a third party or that requires a third party to transfer Personal Data to a Group Company. In the last three years the Group’s collection or use of Personal Data has not been the subject of any written complaint, investigation or proceedings that remain unresolved.
5.26 Employees and Social Security
(a)	In respect of the Senior Employees:
(i)	The Disclosure Letter includes a copy of the employment contract of each Senior Employee, and a summary of the terms and conditions and all other material facts and matters relating to their employment including: name of employer, name, length of continuous service, notice period (or date of expiry of fixed term), position held, job location, type of contract (whether full or part time), salary, holiday entitlement, pension entitlement, commission, bonus and incentive arrangements, severance or redundancy terms, and any other benefits or privileges provided whatsoever (stating whether contractual of discretionary).

(ii)	No Senior Employee has, during the 3 month period prior to Closing, given, has threatened to give or received notice terminating his office and/or employment (where that notice has not yet expired), or is, as of the Closing Date, under threat of dismissal by any Group Company.

(iii)	During the 3 month period prior to Closing, no person who would otherwise be a Senior Employee, has ceased to be employed by any Group Company (other than through death or retirement at normal retirement age).

(iv)	There is no person who has accepted an offer of employment for a Senior Employee position whose employment has yet to start and there are no such offers of employment which have been issued and remain open for acceptance.
(b)	In respect of the Other Employees:
(i)	The Disclosure Letter includes copies of the terms and conditions of employment applying to Other Employees generally, the total number of Other Employees employed as at the Closing Date, and the total number of offers of employment which have been accepted or which remain open for acceptance for an Other Employees position.

(ii)	Not more than 3% in aggregate of the Other Employees have, during the 3 month period prior to the Closing Date, given, threatened to give, or received notice, terminating their employment (where that notice has not yet expired), or are, as of the Closing Date, under threat of dismissal by any Group Company.
(c)	Other than routine increase to salary and the level of benefits, no changes to terms and conditions or benefits of any Employee have been proposed, agreed or implemented since the Balance Sheet Date, nor is there any agreement that any such changes shall be considered or implemented by any Group Company following Closing.

(d)	No Group Company is obligated to pay any bonus or change of control payment to any employee in connection with, or as a result of, the transactions contemplated by this Agreement.

(e)	Each Group Company is in compliance with all applicable agreements and Laws relating to the employment, termination of employment and terms and conditions of employment of their respective employees and the requirements with respect to collective bargaining. The details of any collective bargaining arrangements or understandings with any group of Employees or their representatives have been set out in the Disclosure Letter.

(f)	There are no pending unfair labour practise charges or complaints against any Group Company. There are no existing, pending or threatened claims, disputes or complaints against any Group Company by or in respect of any Employee (an “Employee Dispute”). So far as the Sellers are aware, there are no facts that might suggest that there may be grounds for any Employment Dispute; or that any of the provisions of this Agreement (including the identity of the Buyer) may lead to any Employment Dispute.

(g)	Each Group Company has withheld and fully paid in a timely manner to the competent Public Authority all social security and welfare charges due under social security, labour, pension and welfare Laws with respect to its employees. There are no outstanding contributions or penalties of any kind by any Group Company to any welfare funds in respect of primary or secondary social security with respect to employees. No amounts due to, or in respect of, any Employee or former Employee are in arrears or unpaid.
5.27 Pensions
No Group Company is or has at any time been a party to or had any liability in respect of any pension scheme or been obliged to provide, participate in or contribute towards any Pension Benefits to any person. No Group Company has entered into any agreement with any Employee or former Employee or given an understanding or commitment to any Employee or former Employee to provide Pension Benefits.
5.28 Real Estate
(a)	The KLC Report and paragraph 5.28(a) of the Schedule to the Disclosure Letter, together, sets forth a true, complete and accurate list of the Real Property (akinita) owned by each Group Company (“Owned Real Estate”), and the property leased by each Group Company (the “Leased Real Property” and together the with the Owned Real Estate the “Properties”).

(b)	The Properties are the only land and buildings owned, controlled, used or occupied by any Group Company or in relation to which any Group Company has any right, interest or liability.

(c)	In respect of all Owned Real Estate:
(i)	The Company, Specifar or Alet, as the case may be, is the sole legal and beneficial and undisputable owner of the Owned Real Estate, is in exclusive occupation of it and has a good and marketable title to it;

(ii)	the Owned Real Estate is not subject to any Encumbrance; and

(iii)	the Owned Real Estate is not subject to any enforcement proceeding and/or freezing order and no lawsuit is pending against any Group Company in respect of the Owned Real Estate.
(d)	In respect of all Leased Real Property which is material to the Business or which provides for annual rental payments in excess of €20,000:
(i)	all of the leases, licenses, tenancies, subleases and all other occupancy agreements under which a Group Company is a tenant, subtenant, landlord or sublandlord, are in full force and effect;

(ii)	no Group Company, nor any other party to any of the leases relating to the Leased Real Properties, is in breach or violation of or default in any material respect under such leases; and

(iii)	no Group Company, nor any of the Sellers, is aware of any major item of expenditure already incurred by the lessor of any Leased Real Property or expected to be incurred by any such lessor within the next 12 months which is recoverable in whole or in part from a Group Company.
(e)	So far as each Seller and each Group Company is aware, (i) the Properties are in a good and substantial repair and fit for the purposes for which they are presently used, and (ii) none of the Properties is subject (or likely to become subject) to any matter which might adversely affect a Group Company’s ability to carry on its existing business from the Property in the same manner and at the same cost as at present.

(f)	None of the Properties is affected by a subsisting contract for sale or other disposition of any interest in it.

(g)	So far as the Sellers are aware, none of the Group Companies have any continuing liability in respect of any properties formerly owned or occupied by a Group Company.
5.29 Environmental
(a)	Each Group Company has at all times complied with all Environmental Laws and so far as the Sellers are aware, there are no facts, matters or circumstances which may lead to any breach of or liability under any Environmental Laws.

(b)	There are no claims or proceedings pending or threatened against any Group Company with respect to any breach of or any liability under Environmental Laws and so far as the Sellers are aware, there are no facts, matters or circumstances likely to give rise to any such claims or proceedings.

(c)	No complaints or notices have been received by any Group Company alleging or specifying any breach of or liability under any Environmental Laws and so far as the Sellers are aware, there are no facts, matters or circumstances likely to give rise to any such complaints or notices.

(d)	Each Group Company has obtained and has at all times been in compliance with all Environmental Consents, all Environmental Consents are in full force and effect and so far as the Sellers are aware, there are no facts, matters or circumstances that may lead to the revocation, suspension, variation or non-renewal of any Environmental Consents.

(e)	Not used.

(f)	So far as the Sellers are aware, no Group Company has or is likely to have any actual or potential liability under any Environmental Laws by reason of it having owned, leased, occupied or otherwise used any previous properties.

(g)	So far as the Sellers are aware, there are no Hazardous Substances at, on or under the Properties, nor have any Hazardous Substances been emitted, escaped or migrated either from any of the Properties or from any property where any Group Company carries out its business activities and where such emission, escape or migration was caused by any act or omission of any Group Company employee or representative.
5.30 Solvency of the Group
(a)	No Group Company is insolvent, unable to pay its debts, has stopped paying its debts as they fall due, or would become unable to pay its debts as they fall due in consequence of entering into this Agreement and/or performing its obligations under this Agreement.

(b)	No execution or other process issued on a judgment, decree or order of any court that has been adjudicated against any Group Company remains unsatisfied in whole or in part. No action has been taken or is pending, no other steps have been taken and no proceedings have been commenced or are pending in respect of (a) the bankruptcy, the winding-up, liquidation, dissolution, mandatory management, administration or reorganisation of a Group Company, or (b) the making of an administration order in respect thereof or filing of documents with the court for administration including, without limitation, any actual or proposed appointment of an administrator made by either a creditor or a Group Company or their directors or to place or force a of any Group Company into voluntary or involuntary liquidation; or (c) the serving of the notice of intention to appoint an administrator in respect of a Group Company; or (d) the ability of the creditors of a Group Company to take any action to enforce their debts being suspended, restricted or prevented; or (e) a Group Company entering into any composition or arrangement with some or all of its creditors (including but not limited to any creditor of a Group Company by agreement or in pursuance of a court order, agreeing to an amount less than the respective sums owing to them in satisfaction of those sums with a view to preventing the dissolution of such entity); or (f) the commencement of a creditors collective action against a Group Company; or (g) the appointment, or proposed appointment, of a receiver, administrative receiver, or similar officer in respect of a Group Company or any of their respective property, undertaking or assets, or (h) cessation of payments (other than cessation of payments due to errors or omissions of an administrative or operational nature) of all or a part of a Group Company’s debts, or any event equivalent to any of the foregoing occurring in or under the laws of any relevant jurisdiction.
5.31 Reports
(a)	Each of the Sellers has supplied to the authors of the Reports (the “Professional Advisers”), as the case may be, all information existing and available to the Sellers requested by the Professional Advisers in connection with the preparation of the Reports and none of the Sellers has omitted to supply any information which would render the information so supplied incorrect or misleading as at the Balance Sheet Date and has supplied all information necessary for the full and complete compilation of the Reports.

(b)	As at the Balance Sheet Date, the Reports were true and accurate in all material respects.
5.32 No reliance
In connection with entering into this Agreement and any other documentation relating to this Agreement, to which the Sellers are a party or that the Sellers are required by this Agreement to deliver, the Sellers hereby warrant and represent to the Buyer that: (i) neither the Buyer, nor the Company nor Specifar (nor any of their respective employees, officers, directors or advisors) is acting as a fiduciary or financial or investment adviser to the Sellers; (ii) the Seller are not relying (for purposes of entering into this Agreement or otherwise) upon any advice, counsel or representations (whether written or oral) of the Buyer or the Company or Specifar (nor any of their respective employees, officers, directors or advisors) other than the warranties of the Buyer contained in this Agreement.
6. WARRANTIES OF THE BUYER
The Buyer warrants to the Sellers, as of the date hereof, as follows:
6.1 Organisation and Related Matters
The Buyer is a corporation duly organised and validly existing under the laws of Nevada. The Buyer has full corporate power and authority to (i) execute and deliver this Agreement, (ii) perform its obligations hereunder and (iii) consummate the transactions contemplated hereby.

6.2 Authorisation; No Conflicts
The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by the Buyer have been duly and validly authorised and approved by all necessary corporate action on its behalf.

This Agreement constitutes the valid and legally binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms.

The execution and delivery of this Agreement by the Buyer and the consummation of the transactions contemplated hereby will not require any consent by, approval or filing with any other third party or Public Authority.

The execution, delivery and performance of this Agreement by the Buyer and the consummation of the transactions contemplated hereby by the Buyer do not and will not (i) violate or conflict with any provision of Buyer’s organisational documents, or (ii) violate or conflict with any applicable Law.
6.3 Legal Proceedings
There is no Order or Action pending or affecting the Buyer that individually or when aggregated with one or more other Orders or Actions prevents the Buyer from performing this Agreement or consummating the transactions contemplated hereby.
6.4 No Reliance
In connection with entering into this Agreement and other documentation relating to this Agreement to which the Buyer is a party or that the Buyer is required by this Agreement to deliver, the Buyer hereby warrants to the Sellers that: (i) neither the Sellers, nor the Company nor Specifar is acting as a fiduciary or financial or investment adviser to the Buyer; (ii) the Buyer is not relying (for purposes of entering into this Agreement or otherwise) upon any advice, counsel or representations (whether written or oral)of or on behalf of the Sellers or the Company or Specifar other than the warranties contained in this Agreement.
7. POST CLOSING COVENANTS
7.1 General
(a)	Save as the Buyer may otherwise direct, or as contemplated in this Agreement, the Sellers shall procure that for 12 months after Closing, each member of the Sellers’ Group shall provide to each Group Company such facilities and services as they provided to them during the 12 months immediately preceding the date of this Agreement (other than their services as employees and/or directors where they resign from such position on or prior to the Closing Date) to enable each member of the Group to continue to carry on its business in all material respects in the same manner in which it was carried on and (save as may be otherwise agreed) on the same terms on which such facilities or services were provided during the 12 months immediately preceding the date of this Agreement.

(b)	As soon as possible after Closing the Sellers shall deliver to the Company all records, correspondence, documents, files, memoranda and other papers which belong to any Group Company and are not required to be delivered at Closing and which are not kept at any of the Properties. The Buyer will provide, and continue to provide, the Sellers with reasonable access during business hours, on reasonable notice, to the books and records of the Group (and shall permit copies to be taken) that the Sellers have a legitimate reason to review, including but not limited to the settlement of their personal tax affairs and actions to give effect to this Agreement.

(c)	Following Closing, the Sellers shall use their best endeavours to ensure that as soon as reasonably practicable after Closing each member of the Group is released from all Third Party Guarantees given by them in respect of obligations of any member of the Sellers’ Group. Pending release of any such Third Party Guarantee, the Sellers shall indemnify the Buyer and each member of the Group, on demand, against all Losses arising after Closing under or by reason of that Third Party Guarantee.

(d)	Following Closing, the Buyer shall use its best endeavours to ensure that as soon as reasonably practicable after Closing Titos Vasilopoulos son of Periklis and Periklis Vasilopoulos son of Titos are released from the guarantee given by each of them in the maximum aggregate amount of €2.4 million in respect of the obligations of Alet under a loan agreement with the National Bank of Greece. Pending release of such guarantee, the Buyer shall indemnify each of Titos Vasilopoulos son of Periklis and Periklis Vasilopoulos son of Titos, on demand, against all Losses arising after Closing under or by reason of such guarantee.
7.2 Release of directors
(a)	The Buyer shall procure the Company approves, in the annual shareholder meetings of Specifar and Alet, to be held in 2011 and 2012, the release of all directors of those respective companies, who resigned on Closing, for the period up to the Closing Date, from liability in accordance with article 35 of Greek law 2190/1920 (other in respect of their fraud).

(b)	The Buyer shall procure that the Company, to the extent permitted by Law, releases all directors and the secretary of the Company, who resigned on the Closing Date, for the period up to Closing Date, from any liability (other in respect of their fraud or negligence).
7.3 Release by Sellers
With effect from Closing, each Seller waives any claims which it might otherwise have against each Group Company and/or any director or employee of any Group Company in respect of the completeness or accuracy of any information supplied, or for any failure to supply information, to the Sellers, the Buyer or any of their respective advisers in connection with this Agreement or any other document referred to in this Agreement.
7.4 Release by Buyer
The Buyer agrees that, except in the case of fraud, it will make no claim against any present or former employee, director or adviser of any member of the Group in connection with this Agreement, other than a claim arising against the Sellers under or in accordance with this Agreement, the Tax Deed, or any other agreement referred to in this Agreement.
8. RESTRICTION OF SELLERS
8.1 Restricted Business
In this Clause 8, “Restricted Business” means any business which would directly or indirectly compete with any part of the Business of any Group Company as carried on at any time during the 12 month period ending on the Closing Date.
8.2 Undertakings
For a period of 3 years following the Closing Date, each of the Sellers undertakes (for the benefit of each of the Buyer and the Group) that he will not and will procure that no member of the Sellers’ Group will, without the consent of the Buyer:

(a)	either on his own account or in conjunction with or on behalf of any person, carry on or be engaged, concerned or interested (directly or indirectly and whether as principal, shareholder, director, employee, agent, consultant, partner or otherwise) in carrying on any Restricted Business;

(b)	solicit for employment, engage or endeavour to entice away from the Group any person who at the Closing Date is (or who within a period of one year prior to the Closing Date has been) an officer, director, executive, Senior Employee, employee, salesperson or consultant, of a Group Company, except where such person resigns voluntarily (without any solicitation from any Seller or member of a Sellers’ Group), or is terminated by the relevant Group Company after the Closing Date;

(c)	induce or attempt to induce any customer, supplier, licensee or other business relation of a Group Company to reduce or cease doing business with a Group Company, or in any way interfere with the relationship between any such customer, supplier, licensee or business relation, on the one hand, and a Group Company, on the other hand.
8.3 Exception from the undertakings
The Sellers shall not be in breach of Clause 8.2 by virtue of:
(a)	their being shareholders, directors and/or employees of Medispes, for so long as the business of Medispes (together with its Affiliates) is limited to the business of pharmaceutical contract manufacturing and does not include the development, marketing or sales of pharmaceutical formulations; or

(b)	their holding any units of any authorised unit trust and/or less than 3% of any class of shares or securities of any company traded on the Athens Stock Exchange, the London Stock Exchange or any other recognised exchange wheresoever situated.
8.4 Separate undertakings
Each of the undertakings in Clauses 8.2(a), 8.2(b) and 8.2(c) shall be construed as a separate and independent undertaking and if one or more of the undertakings is held to be void or unenforceable, the validity of the remaining undertakings shall not be affected.
8.5 Reasonableness
The Sellers agree that each of the restrictions and undertakings contained in Clauses 8.1, 8.2 and 8.3 are reasonable and necessary for the protection of the Buyer’s legitimate interests in the goodwill of each member of the Group, but if any such restriction or undertaking shall be found to be void or voidable but would be valid and enforceable if some part or parts of the restriction or undertaking were deleted, such restriction or undertaking shall apply with such modification as may be necessary to make it valid and enforceable.
8.6 Void or unenforceable restrictions
Without prejudice to Clause 8.5, if any restriction or undertaking is found by any court, arbitration hearing or other competent authority to be void or unenforceable the Parties shall negotiate in good faith to replace such void or unenforceable restriction or undertaking with a valid provision which, as far as possible, has the same commercial effect as that which it replaces.
8.7 Passing off etc.
Each of the Sellers undertakes (for the benefit of each of the Buyer and the Group) that he will not and will procure that no member of the Sellers’ Group will, at any time after the date of this Agreement, other than in the course of their employment by a Group Company, directly or indirectly use or attempt to use in the course of any business on its own account or in conjunction with or on behalf of any person, firm or company, any valid trade or service mark, trade name, design or logo (whether registered or not) used in the business of any Group Company or any other name, logo, trade or service mark or design which is or might be confusingly similar thereto.
8.8 Confidential information concerning the Group
Each of the Sellers shall not and shall procure that none of its Affiliates or the officers or employees of that Seller or of any such Affiliate shall make use of or divulge to any other party (other than to the Sellers’ professional advisers for any purposes of this Agreement or any matter arising out of it in which case the Sellers shall use all reasonable endeavours to procure that such advisers keep such information confidential on terms equivalent to this Clause 8.8) any confidential information relating to the Company and the Subsidiaries save only:
(a)	in so far as the same has become public knowledge otherwise than, directly or indirectly, through the breach by any Seller of this Clause 8.8 or the failure of any such Affiliate, officer, employee or professional adviser referred to above to keep the same confidential; or

(b)	to the extent required by Law or by any supervisory or regulatory body having jurisdiction over them and whether or not the requirement has the force of Law.
8.9 No adverse comments
(a)	Each of the Sellers shall not, and shall procure that each member of the Sellers’ Group shall not, make any adverse or derogatory comment in public (or to the present or former customers, suppliers or employees of the Group), about the Buyer, the Buyer’s Affiliates, any Group Company, and their respective directors.

(b)	The Buyer shall not make any adverse or derogatory comment in public (or to the present or former customers, suppliers or employees of the Group) about any of the Sellers.
9. INDEMNIFICATION
9.1 General Indemnity
Subject to the limitations in this Clause 9, the Sellers hereby covenant to pay, indemnify and hold harmless the Buyer from and against, all Losses of the Buyer or the Group (but with no double counting) based on or arising directly:
(a)	out, or as a result, of any breach of any Sellers’ Warranty which would have not been so incurred or suffered had the relevant Sellers’ Warranty been true, accurate and not misleading; or

(b)	from any breach or non-performance of covenants, agreements or obligations made by the Sellers in or pursuant to this Agreement.
9.2 Specific Indemnities
Subject to the limitations in this Clause 9, the Sellers undertake to indemnify, and to keep indemnified, the Buyer, and each Group Company, against:
(a)	all expenses and liabilities incurred by any Group Company outstanding at, or arising after, the Closing Date in connection with or arising out of the negotiation, preparation and performance of this Agreement and the transactions contemplated hereby, including but not limited to the fees, expenses, commissions, indemnification obligations and disbursements of their respective investment bankers, accountants and lawyers; and

(b)	all Losses which may be suffered or incurred by any of them and which arise directly or indirectly in connection with any investigation or proceedings in relation to any alleged restrictive or anti-competitive agreements or practices, dominant or monopoly market positions and/or the control of acquisitions or mergers which has been notified to the relevant Group Company prior to the Closing Date disclosed in the Disclosure Letter.
9.3 Financial limits
(a)	The Sellers shall have no obligation to indemnify the Buyer in respect of the indemnity contained in Clause 9.1(a) (but excluding any claim for any breach of the Fundamental Warranties which shall not be subject to any limitation under this Clause 9.3(a)) unless and until the Losses in connection with any single occurrence (or series of connected occurrences) giving rise to indemnification obligations under 9.1(a) exceed €500,000, and its Losses, in the aggregate, exceed €1,500,000 in which case the Sellers shall be liable for the whole amount and not just the excess over €1,500,000.

(b)	The aggregate amount of Losses for which payment is made by the Sellers in respect of the indemnities contained in Clause 9.1(a) (but excluding any claim for any breach of the Fundamental Warranties which shall not be limited other than as set out in Clause 9.3(d)), Clause 9.2(b) and the covenants under the Tax Deed (excluding the covenant at clause 2.1(d) of the Tax Deed which shall not be limited in amount) shall not exceed €100,000,000.

(c)	Where a claim relating to a breach of the Tax Warranties and/or to the covenants under the Tax Deed (excluding the covenant at clause 2.1(d) of the Tax Deed which shall not be limited in amount) is made on or after the second anniversary of the Closing Date but within the period permitted by Clause 9.4(b), the limitation in Clause 9.3(b) (exclusive of any claims notified but not then determined) shall be reduced to the lesser of (i) the outstanding maximum liability under Clause 9.3(b) and (ii) €50,000,000.

(d)	The aggregate amount of Losses for which payment is made by the Sellers in respect of a breach of the Fundamental Warranties shall not exceed the Purchase Price as finally determined.

(e)	There shall be no financial limitation in respect of the indemnity contained in Clause 9.1(b), Clause 9.2(a), or paragraph 6.1 of Schedule 3, or the covenant contained in clause 2.1(d) of the Tax Deed.
9.4 Time Limits
(a)	Subject to Clause 9.4(b), the Sellers shall have no liability under Clause 9.1(a) unless notice of any claim thereunder has been given by the Buyer prior to the second anniversary of the Closing Date. If notice of a claim is made prior to such anniversary, the Sellers’ liability for the relevant claim shall nonetheless cease altogether, unless (i) within 60 days of the anniversary the Buyer shall have provided to the Sellers sufficient details, including copies of all relevant supporting correspondence and documents to enable the Sellers to form a reasonable appreciation of the merits (if any) and the quantum of such claim; and (ii) if such claim shall not have been settled within 182 days of such anniversary, the Buyer shall have commenced arbitration proceedings against the Sellers in respect of such claim in accordance with this Agreement.

(b)	To the extent any claim relates to a breach of the Tax Warranties and/or to the covenants under the Tax Deed, the Sellers shall have no liability unless such a claim is notified on or before the date provided for in clause 3.1(a) of the Tax Deed (if any).

(c)	There shall be no time limit on the Sellers bringing any claim under Clause 9.1(a) in respect of the Fundamental Warranties, nor any claim under Clauses 9.1(b) or 9.2, nor under paragraph 6.1 of Schedule 3.
9.5	Disclosure and Closing Accounts

The Buyer shall have no claim under Clause 9.1(a) in relation to any fact, matter or circumstance:
(a)	to the extent that it has been fairly Disclosed in the Disclosure Letter; or

(b)	save in respect of the Tax Warranties, if and only to the extent, it has been provided (or reserve or allowance made) for in the Accounts or the calculation of Net Debt or Net Working Capital.
9.6	Procedure
(a)	Save in respect of the Tax Warranties, the Buyer shall promptly give notice to the Sellers on becoming aware of facts that are reasonably likely to give rise to a claim under Clause 9.1(a), 9.2(b), or paragraph 6.1 of Schedule 3, but which shall not constitute a claim for the purposes of clause 9.4(a) or 9.4(b).

(b)	If any claim, demand, lawsuit, allegation, proceeding or liability asserted by any third party against the Buyer or any member of the Group (a “Third Party Claim”) would result in a claim (other than in respect of the Tax Warranties) by the Buyer against the Sellers under this Agreement, the Buyer shall:
(i)	ensure that the Sellers’ Representative is kept informed of any actual or proposed material developments (including any meetings), and that the Sellers’ Representative is provided with copies of all material correspondence and documentation, relating to the Third Party Claim or any material action taken or proposed to be taken in respect thereof;

(ii)	ensure that any reasonable comments provided to the Buyer on a timely basis by the Sellers’ Representative in relation to the Third Party Claim and any material action to be taken in respect thereof are taken into account;

(iii)	provide the Sellers’ Representative with a draft copy of any material correspondence to be issued in relation to the Third Party Claim (unless any delay caused in so doing would prejudice the ability of the relevant Group member to defend the Third Party Claim) and ensure that any reasonable comments thereon provided to the Buyer by the Sellers’ Representative within 5 Business Days of its receipt of such draft are taken into account; and

(iv)	use all reasonable endeavours to ensure that the Sellers’ Representative or its duly authorised agent may participate in any material conversations or meetings in respect of the Third Party Claim (whether in person or by telephone).
(c)	Without prejudice to Clause 9.7(a), the Buyer shall not in any event be obliged to take or procure the taking of any action in respect of the Third Party Claim:
(i)	involving any proceedings before a tribunal, court or other judicial body (other than the defence of a Third Party Claim); or

(ii)	that the Buyer reasonably considers in good faith to be unlawful, misleading or materially prejudicial in any way to the Buyer or a Group; or

(iii)	that is inconsistent with the Buyer’s reasonable view or opinion on the application of relevant Law or practice in respect of or relating to the Third Party Claim.
(d)	The Buyer or the relevant Group Company will be free to satisfy or settle the Third Party Claim on such terms, or otherwise deal with the Third Party Claim as it may think fit acting in good faith, but shall before doing so obtain the prior written consent of the Sellers’ Representative (such consent not to be unreasonably withheld, conditioned or delayed).
9.7	Certain General Provisions
(a)	The Buyer shall procure that reasonable steps and proceedings are taken by the Buyer and each Group Company to mitigate any Loss, but only to the extent the Buyer would have been obliged to do so under English law if the claim was for damages rather than an indemnity.

(b)	If (whether before or after payment of any claim by the Sellers under Clause 9.1(a)) the Buyer actually recovers any amount from a third party (including any insurer) in respect of that claim or its subject matter, then the amount of the relevant claim shall be reduced € for € by such recovery amount (less all costs incurred by the Buyer or any member of the Group in making such recovery) and if the Sellers have already made payment under such claim, the Buyer shall refund the lower of (i) the amount actually received from such third party and (ii) the amount paid by the Sellers, less in each case all costs incurred by the Buyer or any member of the Group in making such recovery.

(c)	The remedies provided for in Clause 9.1(a) shall constitute the sole and exclusive remedy for any post-Closing claims made by the Buyer for inaccuracies in, or breaches of, the Sellers’ Warranties, or breaches or non-performance of covenants, agreements or obligations of the Sellers, under this Agreement.

(d)	If the Buyer is entitled to claim under the Tax Deed or under the Sellers’ Warranties in respect of the same liability, the Buyer may claim under either or both but payments under the Tax Deed shall pro tanto satisfy and discharge any claim which is capable of being made under the Sellers’ Warranties in respect of the same liability and vice versa.

(e)	If the Buyer is entitled to claim under paragraph 6.1 of Schedule 3 or under the Sellers’ Warranties in respect of the same liability, the Buyer may claim under either or both but payments under paragraph 6.1 of Schedule 3 shall pro tanto satisfy and discharge any claim which is capable of being made under the Sellers’ Warranties in respect of the same liability and vice versa.

(f)	The Parties agree to treat all payments made by the Sellers to the Buyer under Clause 9.1(a), Clause 9.2, paragraph 6.1 of Schedule 3, Schedule 6 and under the Tax Deed as adjustments to the Purchase Price to the extent permitted by Law.
9.8	Buyer Indemnity

The Buyer shall indemnify and hold harmless the Sellers from and against any Losses of the Sellers based upon or arising from (i) any inaccuracy in, or any breach of, any of the warranties made by the Buyer in this Agreement or (ii) any breach or non-performance of covenants, agreements or obligations made by the Buyer in this Agreement.

9.9	Tax related benefits from a Loss
(a)	If any Loss which has resulted in a payment having been made or becoming due from the Sellers to the Buyer under this Agreement gives rise to a Relief (other than an Accounts Relief) for the Buyer or the Company which would not otherwise have arisen, an amount equal to:

(i)	where such Relief is a right to a repayment of Tax, the amount of that Relief; and

(ii)	in all other cases, the amount of Tax saved by the Buyer or the Company as a result of the use or set off of that Relief, shall be set off against any payment then due from the Sellers to the Buyer under this Agreement and the excess, if any, shall be repaid to the Sellers by the Buyer as soon as reasonably practicable, provided that in no circumstances will the Buyer be required to make a payment under this Clause 9.9(a) in excess of the amount paid by the Sellers to the Buyer under this Agreement in respect of the Loss in question.

(b)	If the Buyer or the Company subsequently determines (acting reasonably) or is subsequently notified by a Public Authority (in either case, on or before the date of the expiry of the applicable statutory limitation period (if any) for a Public Authority to make such a notification in respect of such Relief) that such Relief, or any part of such Relief, is disallowed or did not arise then the Buyer shall provide the Sellers’ Representative with reasonable details of the Relief so disallowed or not arising as soon as reasonably practicable. The Sellers shall within fifteen (15) Business Days of the Sellers’ Representative receiving such details pay to the Buyer an amount equal to:
(i)	where such Relief is a right to a repayment of Tax, the amount of that Relief so disallowed or not arising; and

(ii)	in all other cases, the amount of Tax payable by the Buyer or the Company as a result of such Relief being disallowed or not arising, provided that in no circumstances will the Sellers be required to make a payment under this Clause 9.9(b) in excess of the aggregate amount of the amount set off and the amount repaid in each case as referred to in Clause 9.9(a) in respect of the Relief in question.
10.	GENERAL

10.1	Joint and Several Liability
(a)	All warranties, representations, indemnities, covenants, agreements and obligations given or entered into by more than one person in this Agreement are given or entered into jointly and severally.

(b)	Notwithstanding Clause 10.1(a), each Seller makes the representation and warranties in Clause 5.5 (No other business) and 5.6 (Sellers’ solvency), and undertakes the obligations under Clause 8 (Restriction of Sellers) and Clause 10.8 (Confidentiality), on a several basis with the effect that each Seller shall be liable for their own compliance, and in the case of Clauses 8, procuring the compliance by members of their Sellers’ Group (other than any member of the Sellers’ Group who is also a Seller).
10.2	Amendments; Waivers

This Agreement and any schedule or exhibit attached hereto may be amended only by agreement in writing between the Buyer and the Sellers’ Representative. No waiver of any provision or consent to any exception to the terms of this Agreement shall be effective unless in writing and then only for the specific purpose, extent and instance so provided.

10.3	Entire Agreement

This Agreement, the various other agreements which this Agreement stipulates or contemplates will be entered into, the Tax Deed and the Disclosure Letter together constitute the entire agreement between the Parties pertaining to the sale and purchase of the Shares and supersedes and extinguishes all prior agreements and understandings of the Parties in connection therewith. This Clause shall not exclude any liability for or remedy in respect of fraudulent misrepresentation.

10.4	Further Assurances

Each Party shall execute and deliver such further certificates, agreements and other documents and take such other actions as the other Party may reasonably request to consummate or implement the transactions contemplated hereby or to evidence such events or matters.

10.5	Governing Law and Arbitration
(a)	This Agreement and any non-contractual obligations in relation hereto shall be governed by and construed in accordance with English law without regard to conflicts of law or private international law rules.

(b)	All disputes arising out of or in connection with this Agreement shall be referred to and finally settled by arbitration under the London Court of International Arbitration Rules (the “Rules”), which Rules are deemed to be incorporated by reference into this Agreement, save that Rules as to the nationality of arbitrators shall not apply.

(c)	The seat (legal place) of arbitration shall be London, England and the proceedings shall be conducted in the English language.

(d)	The arbitration shall be conducted by a panel of three arbitrators. The claimant shall nominate one arbitrator in the Request for Arbitration and the respondent shall nominate one arbitrator in the Response. The claimant’s and respondent’s nominated arbitrators shall jointly nominate the chairman within 15 days of the last of their appointments. If a claimant or respondent fails to nominate an arbitrator, or if the arbitrators fail jointly to nominate the chairman, as required above, such arbitrator or the chairman shall be selected and appointed by the London Court of International Arbitration (the “LCIA”).

(e)	In case there are multiple claimants and/or multiple respondents, the multiple claimants and/or the multiple respondents as the case may be shall jointly nominate an arbitrator. If they state that they are unable to do so, the LCIA shall appoint all three arbitrators and any nomination of an arbitrator that may have taken place shall be of no effect.

(f)	The award rendered by the arbitrators shall be final and binding on the Parties. Judgment on the award may be entered in any court of competent jurisdiction.
10.6	Assignment

This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of each of the Parties hereto and their respective successors and permitted assigns, and such successors and permitted assigns shall have the benefit of the indemnities set forth herein. Except as otherwise provided in this Clause 10.6, this Agreement and the rights, interests or obligations hereunder shall not be assigned by any Party without the prior written consent of the other Parties, and any attempt to assign this Agreement without such consent shall be void and of no effect. Notwithstanding the provisions of the preceding sentence, the Parties agree the Buyer may assign its rights under this Agreement to any Nominee who shall be entitled to enforce this Agreement as if they were a party hereto, provided that the Nominee is under an obligation to re-assign the rights under this Agreement to the Buyer in the case it ceases to be a member of the Buyer’s Group or, in the case of an employee or officer who holds shares in trust for the Buyer’s Group, ceases to be an employee or officer of the Buyer’s Group.

10.7	Counterparts

This Agreement and any amendment hereto or any other agreement delivered pursuant hereto may be executed by facsimile in one or more counterparts and by different Parties in separate counterparts. All of such counterparts shall constitute one and the same agreement and shall become effective (unless otherwise provided therein) when one or more counterparts have been signed by each Party hereto and the Buyer has received counterparts signed by all of the Sellers and the Sellers’ Representative has received counterparts signed by the Buyer.

10.8	Confidentiality
(a)	Subject to Clause 10.8(b), each Party:
(i)	shall treat as strictly confidential the provisions of this Agreement and the process of their negotiation (together “Confidential Information”); and

(ii)	shall not, except with the prior written consent of the Buyer in the case of the Sellers, or the Sellers’ Representative in the case of the Buyer, which consent shall not be unreasonably withheld or delayed, make use of (save for the purposes of performing its obligations under this Agreement or the Tax Deed) or disclose to any person other than its professional advisers, officers and employees any Confidential Information.
(b)	Subject to Clause 10.8(c), no Party shall make any announcement (including any communication to the public, to any customers suppliers or employees of any of the Group Companies) concerning the subject matter of this Agreement or the Tax Deed (other than the general nature of the acquisition of the Group by the Buyer which the Parties will be free to publicise) without the prior written consent of the Buyer (in respect of any of the Sellers) or the Sellers’ Representative in the case of the Buyer (which in each case shall not be unreasonably withheld or delayed).

(c)	Clause 10.8(a) and 10.8(b) shall not apply if and to the extent that the Party using or disclosing Confidential Information or making such announcement can demonstrate that:
(i)	such disclosure or announcement is required by Law or by any stock exchange or any supervisory, regulatory, governmental or anti-trust body (including, for the avoidance of doubt, any Public Authority) having applicable jurisdiction;

(ii)	such disclosure or announcement is required in order to facilitate any assignment or proposed assignment of the whole or any part of the rights or benefits under this Agreement which is permitted by Clause 10.6; or

(iii)	the Confidential Information concerned has come into the public domain other than through its fault or the fault of any person to whom such Confidential Information has been disclosed in accordance with this Clause 10.8.
10.9	Third Party Beneficiary
(a)	The specified third party beneficiaries of the undertakings referred to in Clauses 2.1(e), 2.1(f), 7.3, 7.4 and 10.6, shall, in each case, have the right to enforce the relevant terms of this Agreement by reason of the Contracts (Rights of Third Parties) Act 1999, but whose consent shall not be required to any amendment or variation of this Agreement.

(b)	Except as provided in Clause 10.9(a), a person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

10.10	Notices

Any notice or other communication hereunder must be given in writing and (a) delivered in person, (b) transmitted by fax or (c) mailed by registered courier as follows:

If to the Buyer, addressed to:

Att:	President and Chief Executive Officer

Address:	Morris Corporate Center III, 400 Interpace Parkway, Parsippany, NJ 07054, USA

Fax number:	+1-862-261-7923

With a copy to:

Att:	General Counsel

Address:	Morris Corporate Center III, 400 Interpace Parkway, Parsippany, NJ 07054, USA

Fax number:	+1-862-261-7923

If to the Sellers, addressed to the Sellers’ Representative:

Att:	Periklis Vasilopoulos

Address:	36 Deksameni Str., Kifissia, 14563, Greece

Fax number:	+302105401600

With a copy to:

Att:	Petros Periklis Vasilopoulos

Address:	66 Kalomiri Str. Ayia of Patra, 26442, Greece

Fax number:	+302610428175
or to such other address or to such other person as either the Buyer or the Sellers’ Representative shall have last designated by such notice to the other Party. Each such notice or other communication shall be effective (i) if given by fax, when transmitted to the applicable number so specified in (or pursuant to) this Clause 10.10 and an uninterrupted transmission report is received, (ii) if given by courier, three Business Days, after such communication is sent.

10.11	Expenses

The Sellers and the Buyer shall each pay their own expenses in connection with or arising out of the negotiation, preparation and performance of this Agreement and the transactions contemplated hereby, including but not limited to the fees, expenses and disbursements of their respective investment bankers, accountants and counsel.

10.12	Remedies; Waiver

Except to the extent this Clause 10.12 is inconsistent with any other provision in this Agreement or applicable Law, all rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available under applicable Law. No failure on the part of any Party to exercise, or delay in exercising, any right hereunder shall be deemed a waiver thereof, nor shall any single or partial exercise preclude any further or other exercise of such or any other right.

10.13	Severability

If any provision of this Agreement is determined to be invalid, illegal or unenforceable by any Public Authority, the remaining provisions of this Agreement shall remain in full force and effect.

10.14	Set off, default interest etc
(a)	The Buyer shall set-off any amount owing from the Sellers under this Agreement against any amounts payable as part of the Deferred Purchase Price. Any set off pursuant to this Clause shall be deemed, for the purposes of this Agreement, to have been actual payments from the Buyer to the Sellers and vice versa of the amount set off, notwithstanding no cash payments were made. If the Buyer makes or purports to make any such set off, it shall within 60 days of so doing provide to the Sellers’ Representative sufficient details, including copies of all relevant supporting correspondence and documents to enable the Sellers’ Representative to gain a reasonable appreciation of the merits (if any) and the quantum of the Buyer’s claim in respect of which such set off is made. If the Buyer fails to provide such details or the Sellers’ Representative disputes the amount set off, the Sellers (acting jointly through the Sellers’ Representative) may commence arbitration proceedings against the Buyer to recover the amount so set off or purportedly set off and to the extent that the arbitrators shall determine that the relevant claims were not valid or that the amount set off was excessive, the Buyer shall comply with any arbitral award in that respect.

(b)	The Buyer shall be entitled to withhold from payment of any amount of the Deferred Purchase Price due to the Sellers an amount equal to the Tax payable by the Sellers on such amount due, until the Sellers deliver to the Buyer a receipt from the Tax authorities confirming that such Tax has been paid by the Sellers, following which the Buyer shall pay such withheld amount to the Sellers.

(c)	Any sum payable by the Sellers under this Agreement shall be made free from any set-off or counterclaim, or any deduction or withholding for or on account of Tax, save as may be required by Law. If any such deductions or withholdings are required by Law to be made from any such payments, the Sellers must provide such evidence of the relevant deduction or withholding as the Buyer may reasonably require and pay to the Buyer such increased amount as will ensure that, after the deduction or withholding has been made, the Buyer will have received a sum equal to the amount that the Buyer would otherwise have received in the absence of such deduction or withholding.

(d)	If any Public Authority charges to Tax any sum paid to the Buyer under this Agreement (the “original payment”), the Sellers will be obliged to pay to the Buyer such an additional amount (the “additional payment”) as will ensure that, after the payment of the Tax so charged on the original payment and any Tax chargeable on the additional payment, there will remain a net sum equal to the amount of the original payment, the additional payment to be paid three Business Days after the Buyer has served notice on the Sellers that Tax on the original payment has become due and payable, provided that no additional payment shall be due to the extent that the original payment is subject to Tax solely as a result of the assignment of the Agreement in accordance with Clause 10.6.

(e)	Unless otherwise provided for in this Agreement, if there is a delay in the payment of any amount to be paid under this Agreement, the liability of the obligor Party shall be increased to include an amount equal to interest on such sum from the date when payment is due to the date of actual payment (both before and after any arbitral award) at the Euro base lending rate of HSBC Bank PLC plus 2%. Such interest shall accrue from day to day and be compounded quarterly and shall be payable without prejudice to any other remedy available to the Parties in respect of such default.
10.15	Payment of Claims
(a)	Subject to Clause 10.15(b), where the Buyer makes a Claim against the Sellers, then any amount due to the Buyer in satisfaction of that Claim shall be paid (to the extent possible):
(i)	first as a deduction from the Retention; and

(ii)	secondly, as a deduction from any Deferred Purchase Price which is then actually due and payable, before the Buyer has recourse against any one or more of the Sellers personally, and the Buyer agrees not to take enforcement action against any of the Sellers until such funds referred to in (i) and (ii) above have first been exhausted.

(b)	Clause 10.15(a) shall not compel the Buyer to deduct from the Retention any Claim payable by the Sellers under Schedule 6, Clause 4.5, Clause 9.2(a), Clause 9.9 or clause 2.1(d) of the Tax Deed.
10.16	Payments to the Sellers

Any payment due from the Buyer to any or all of the Sellers under this Agreement shall be paid to the account listed in Schedule 4, by wire transfer in same day available funds, and the receipt of any such sum in that account shall be a good and valid discharge by the Buyer of its obligation to make such payment.

10.17	Sellers’ Representative
(a)	Subject to Clause 10.17(c), each Seller hereby irrevocably appoints the Sellers’ Representative to act as their representative for the purposes contemplated by this Agreement.

(b)	Each Seller shall be bound by any steps or actions taken or agreement entered into by the Seller Representative acting in accordance with this Agreement.

(c)	If for any reason the Sellers’ Representative from time to time shall not be able to act as such representative and the Sellers nominate in writing another person to fill the role of Sellers’ Representative hereunder, such other person as shall be so notified in writing to the Buyer by the Sellers, shall be the Sellers’ Representative.
10.18	Language

Although the Parties may translate this Agreement into different languages, the governing version shall be the English language version.
This Agreement has been executed on and takes effect as of the day and year first above written.

Titos Vasilopoulos		Eirini Vasilopoulou

Signature: Witness Signature Witness Name:	/s/ Titos Vasilopoulos /s/ Witness	Signature: Witness Signature Witness Name:	/s/ Eirini Vasilopoulou /s/ Witness

Periklis Vasilopoulos		Athanasios Vasilopoulos

Signature: Witness Signature Witness Name:	/s/ Periklis Vasilopoulos /s/ Witness	Signature: Witness Signature Witness Name:	/s/ Athanasios Vasilopoulos /s/ Witness

Eirini Vasilopoulou		Petros Periklis Vasilopoulos

Signature: Witness Signature Witness Name:	/s/ Eirini Vasilopoulou /s/ Witness	Signature: Witness Signature Witness Name:	/s/ Petros Periklis Vasilopoulos /s/ Witness

Konstantinos Vasilopoulos		George Vasilopoulos

Signature: Witness Signature Witness Name:	/s/ Konstantinos Vasilopoulos /s/ Witness	Signature: Witness Signature Witness Name:	/s/ George Vasilopoulos /s/ Witness

Theodoros Vasilopoulos		Periklis Vasilopoulos

Signature: Witness Signature Witness Name:	/s/ Theodoros Vasilopoulos /s/ Witness	Signature: Witness Signature Witness Name:	/s/ Periklis Vasilopoulos /s/ Witness

Watson Pharmaceuticals, Inc.

Signature:	/s/ Paul M. Bisaro
Witness Signature	/s/ Witness
Witness Name: